PLATINUM GROUP METALS (RSA) (Pty) LIMITED
REPUBLIC OF SOUTH AFRICA REGISTERD COMPANY
REGISTRATION NUMBER: 2000/025984/07

A WHOLLY OWNED SUBSIDIARY

PLATINUM GROUP METALS LIMITED
TORONTO LISTED COMPANY
TSX – PTM; OTCBB: PTMQF

     UPDATED RESOURCE ESTIMATION
Western Bushveld Joint Venture
PROJECTS 1 and 2
(ELANDSFONTEIN AND FRISCHGEWAAGD)

     AN UPDATED REPORT ON THE RESOURCE ESTIMATION FOR A PORTION OF THE WESTERN BUSHVELD JOINT VENTURE WHICH FORMS PART OF A NOTARIAL REGISTERED JOINT VENTURE AGREEMENT BETWEEN PLATINUM GROUP METALS (RSA) (Pty) LIMITED, PLATINUM GROUP METALS LIMITED, RUSTENBURG PLATINUM MINES LIMITED AND AFRICA WIDE MINERAL

PROSPECTING AND EXPLORATION (PTY) LIMITED

PREPARED BY CJ MULLER (SACNAPS 400201/04) OF GLOBAL GEOSERVICES (Pty) LIMITED, CENTURION, GAUTENG, REPUBLIC
OF SOUTH AFRICA
28 March 2006

ITEM 1

IMPORTANT NOTICE

This report details resources announced by Platinum Group Metals Limited on March 2, 2006 (Sedar Filed Press Release). The Resource Update Report includes Inferred and Indicated Resources that now include 87 boreholes. The updated independent resource calculation shows an increase in Indicated 4E (platinum, palladium, rhodium and gold) resources for the project.

The additional 34 boreholes upgraded the previous declared resource on the property, dated December 12, 2005 and filed on Sedar December 15, 2005. The reader is cautioned that mineral resources that are not mineral reserves do not have demonstrated economic viability.

Inferred and Indicated Resources are reported. The US Securities and Exchange Commission does not recognize the reporting of Inferred Resources. These resources are reported under Canadian National Instrument 43-101 and have a great amount of uncertainty and risk as to their existence and economic and legal feasibility. It cannot be assumed that all or any part of Inferred Resources will ever be upgraded to a higher category. Under Canadian Rules estimates of Inferred Mineral Resources may not form the sole basis of feasibility studies or pre-feasibility studies. US INVESTORSAND ALL INVESTORS ARE CAUTIONED NOT TO ASSUME THAT PART OR ALL OF AN INFERRED RESOURCE EXISTS, OR ARE ECONOMICALLY OR LEGALLY MINEABLE.

We advise US Investors and all investors that while the terms “measured” and “indicated” resources are recognized and required by Canadian regulations, the US Securities and Exchange Commission does not recognize them. U.S. INVESTORS ARE CAUTIONED NOT TO ASSUME THAT ANY PART OF OR ALL OF MINERAL DEPOSITS IN THESE CATEGORIES WILL EVER BE CONVERTED INTO RESERVES

The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. This report and other corporate information contains information about adjacent properties on which the Company has no right to explore or mine. We advise U.S. and all investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on the Company’s properties.

QUALIFIED PERSON
Independent Geological Qualified Person ("QP"):
    Mr Charles J. Muller (BSc (Hons) Pr Sci Nat (Reg. No. 400201/04)
         Global Geo Services (Pty) Limited
         PO Box 9026
         CENTURION
         Gauteng
         Republic of South Africa
         Mobile: +27 83 2308332
         Phone: +27 11 956 6264
         Fax: +27 11 956 6264
         e-mail : cmuller@ggs.co.za

Local Operating Company
    Platinum Group Metals (RSA) (Pty) Limited
    Sherwood House
    Greenacres Office Park
    Corner of Tana and Rustenburg Roads
    Victory Park
    Johannesburg
    Phone: +27 11 782-2186
    Fax: +27 11 782-4338
    Mobile: +27 82- 821-8972
    e-mail: jgould@platinumgroupmetals.net

Parent and Canadian Resident Company
    PLATINUM GROUP METALS LIMITED
    Suite 328
    550 Burrard Street
    Vancouver, BC
    Canada V6C 2B5
    091 604 899 5450
    info@platinumgroupmetals.net
    www.platinumgroupmetals.net

ITEM 2: CONTENTS

Item 1	Title Page
Item 2	Contents			Page 4
Item 3	Summary			Page 10
Item 4	Introduction and Terms of Reference			Page 14
	Item	4(a)	Terms of Reference
	Item	4(b)	Purpose of the Report
	Item	4(c) Source of Information
	Item	4(d)	Involvement of the Qualified Persons
Item 5	Reliance on other experts			Page 15
Item 6	Property Description and Location			Page 16
	Item	6(a)	Area and Extent (Ha)
	Item	6(b)	Location by Geography and Co-ordinates
	Item	6(c) Licences
	Item	6(d)	Rights to Surface, Minerals and Agreements
	Item	6(e)	Survey Certificates
	Item	6(f) Location of Reserves, Resources, Mineralised Zones and Mining
Infrastructure
	Item	6(g)	Liabilities and Payments
	Item	6(h)	Environmental Liabilities
Item 7	Accessibility, Climate, Local Resources, Infrastructure and
	Physiography			Page 25
	Item	7(a)	Topography, Elevation and Vegetation
	Item	7(b)	Access
	Item	7(c) Population Centres
	Item	7(d)	Climate and Operational Seasons
	Item	7(e)	Infrastructure with Respect to Mining

Item 8	History		Page 29
	Item	8(a) Prior Ownership
	Item	8(b) Work done by Previous Owners
	Item	8(c) Historical Reserves and Resources
	Item	8(d) Production from the Property
Item 9	Geological Setting		Page 30
Item 10	Deposit Types		Page 35
Item 11	Mineralisation		Page 36
Item 12	Exploration		Page 37
	Item	12(a) Survey (Geological Field Work), Results, Procedures
and Parameters
	Item	12(b) Interpretation of the Survey (Item 12(a))
	Item	12(c) Persons Responsible for the Field Work Done
	Item	12(d) Reliability of the Data
Item 13	Drilling		Page 38
Type and Extent of the Drilling, Procedures, Summary and
Interpretation of the Drilling, True and Apparent Mineralised
Zone Thicknesses and the Orientation of the Mineralisation
Item 14	Sampling Method and Approach		Page 39
	Item	14(a) Description of the Sampling Method, Details of the
Location, Number and Type of Sampling Points, Size and Extent
of the Sampling Program
	Item	14(b) Drilling Recovery and Bias in Sampling
	Item	14(c) Sampling Quality, Representatively and Sampling Bias
	Item	14(d) Determination of the Sampling Interval
	Item	14(e) Summary of the Sampling Composites, Values and Widths

Item 15	Sample Preparation, Analysis and Security Description of the Sampling
Preparation Methods, Quality Assurance /Quality Control, Chains of
Custody, Sampling Processing and Reduction, and Security of
	Sampling including:			Page 40
	Item	15(a)	Description of the Sampling Methodology
	Item	15(b)	Laboratory Particulars and Procedures, Laboratory
Standards and Certification
	Item	15(c) QA/QC Results and Comments
	Item	15(d)	Comment of Sampling Adequacy, Preparation, Security
and Analytical Procedures
Item 16	Data Verification			Page 46
	Item	16(a)	Quality Control Measures and Data Verification
	Item	16(b)	Authors Verified Data and/or Reliance on 3rd Parties
	Item	16(c) Nature of Limitations with respect to Verification Process
	Item	16(d)	Comment on Verification Failure
Item 17	Adjacent Properties			Page 48
	Item	17(a)	Comment of Public Domain Information of the Adjacent Properties
	Item	17(b)	Source of Adjacent Property Information
	Item	17(c) Applicability of the Adjacent Property Information
	Item	17(d)	Comment on the Application of the Adjacent Property Information
Item 18	Mineral Processing and Metallurgical Testing			Page 49
Item 19	Mineral Resources Estimation			Page 49
	Item	19(a)	Standard Reserve and Resource Reporting System
	Item	19(b)	Comment on Reserves and Resources Subsets
	Item	19(c) Comment on Indicated Resource Subset
	Item	19(d)	Relationship of the Qualified Person to the Issuer
	Item	19(e)	Detailed Resource and Reserve Tabulation
	Item	19(f) Key Assumptions, Parameters and Methods of Reserve and
Resource Calculation

Item 19(g) Description of Potential Impact of the Reserve and Resource
Declaration with respect to Environmental, Permits, Legal, Title, Taxation,
Socio-economic, Marketing and Political Issues
Item 19(h) Technical Parameters Effecting the Reserve and Resource Declaration
which includes Mining, Metallurgy and Infrastructure
Item 19(i) 43-101 Rules Applicable to the Reserve and Resource Declaration
Item 19(j) Table showing the Quality, Quantity and Grade of the Multi-element
Precious Metal Declaration
Item 19(k) Metal Splits for the Multi-element Precious Metal Declaration
Item 20	Other Relevant Data and Information		Page 63
Item 21	Interpretation and Conclusions		Page 64
	(a)	Results
	(b)	Interpretation of the Geological Model
	(c)	Evaluation Technique
	(d)	Reliability of the Data
	(e)	Strengths and Weaknesses with respect to the Data
	(f)	Objectives of the Projects Adherence to the Scope of Study
Item 22	Recommendations		Page 66
	(a)	Further Work Required
	(b)	Recommended Phases of Work
	(c)	Objectives to be Achieved in Future Work Programs
	(d)	Detailed Future Work Programs
	(e)	Declaration by Qualified Person with respect to Warranted Future Work
Programs
Item 23	References		Page 67
Item 24	Date		Page 68
Item 25	Additional Requirements for Technical Reports on Development
	Properties and production properties		Page 68

Item 26	Illustrations		Page 69
	Diagram	1:	Bushveld Igneous Complex Setting
	Diagram	2:	WBJV Locality Plan
	Diagram	3:	Project 1 and Project 2 Areas
	Diagram	4a and b:	General Stratigraphy
	Diagram	5:	Drill Hole Locations
	Diagram	6a and b:	Structure
	Diagram	7a and b:	Mining Blocks
	Diagram	8:	Grade Tonnage Curve (see page 54)
	Diagram	9:	Scatter plot of Rh vs. Pt for Merensky Reef (see page 55)
	Diagram	10:	Scatter plot of Rh vs. Pt for the UG2 Reef (see page 55)
	Diagram	11:	Merensky Facies Map
	Diagram	12:	Geological Domains
	Diagram	13:	FPP Facies Content (cmg/t)
	Diagram	14:	FPP Facies Channel Width (cm)
	Diagram	15:	FPP Facies 4E (g/t)
	Diagram	16:	CR Facies Content (cmg/t)
	Diagram	17:	CR Facies Channel Width (cm)
	Diagram	18:	CR Facies 3PGE+Au (g/t)
	Diagram	19:	UG2 Reef Content (cmg/t)
	Diagram	20:	UG2 Reef Channel Width (cm)
	Diagram	21:	UG2 Reef 3PGE+Au (g/t)
	Diagram	22:	Resource Categories Merensky Reef
	Diagram	23:	Resource categories UG2 Reef

APPENDIX A
	Table	1a:	Merensky Reef Drilling Statistics
	Table	1b:	UG2 Drilling Statistics
	Table	2:	Standards Used
	Table	3:	Samples Failed within Mineralised Intersections
	Table	4:	Mineral Resource
	Table	5:	Statistics CR Facies
	Table	6:	Statistics FPP Facies
	Table	7:	Statistics UG2
	Table	8:	Variogram parameters
APPENDIX B
	Graph	1:	CDN PGMS-5 QA&QC 2SD Plot
	Graph	2:	CDN PGMS-6 QA&QC 2SD Plot
	Graph	3:	CDN PGM- 7 QA&QC 2SD Plot
	Graph	4	CDN PGM – 11 QA&QC 2SD Plot
	Graph	5	AMISSO 005 (STD UG2 Reef )
	Graph	6	AMISSO 007 (STD MR Reef)

ITEM 3: SUMMARY

Platinum Group Metals Ltd. (PTM-TSX; PTMQF-OTCBB) announced on March 2, 2006 increased resources on its Western Bushveld Joint Venture (WBJV) (37% PTM, 37% Anglo Platinum, 26% Africa Wide). The updated independent resource calculation shows an increase in Indicated 4E (platinum, palladium, rhodium and gold) resources for the project of 96% from 1.31 million ounces to 2.57 million ounces. In addition, Inferred 4E resources have increased by 32% from 3.91 million ounces to 5.14 million ounces.

The recent drilling confirms increased resources accessible with lower capital cost declines rather than the more expensive vertical shaft option that was investigated in previous studies. The pre-feasibility study now underway is concentrating on the decline option. With these results the project team continues to target the Pre-feasibility Study for summer 2006 and full Feasibility study by December 2006. About 35% of the prospective project area has now been classified as a resource by the drilling to date. Drilling is planned to continue as the Pre-feasibility advances.

Platinum Group Metals (RSA) (Pty) Limited (“PTM”) announced a joint venture with Rustenburg Platinum Mines Limited (a subsidiary of Anglo Platinum Limited) (“AP”) and Africa Wide Mineral Prospecting and Exploration (Pty) Limited (“AW”) in November 2004. This joint venture, known as the Western Bushveld Joint Venture includes the properties Elandsfontein 102 JQ, Onderstepoort 98 JQ, Frischgewaagd 96 JQ and Koedoesfontein 94 JQ covering some 67 km2, situated within the southwestern limb of the Bushveld Igneous Complex in Sout Africa. PTM is the operator of the Joint Venture and manages the exploration activities on Project 1 (Elandsfontein) and Project 2 (Frischgewaagd).

Platinum Group Metals RSA (Pty) Ltd appointed Global Geo Services (Pty) Limited as an independent geological consultant to provide a resource update over certain portions of the Project 1 and 2 areas (Elandsfontein and Frischgewaagd Project Areas) of the property of the Western Bushveld Joint Venture.

The resource estimate for the WBJV has substantially changed since December 12, 2005. The resource base is at a suitable confidence level to allow for the commencement of the pre-feasibility design process and further drilling is planned prior to final financial modelling for the Pre-feasibility Study. Future drilling will have the objective of increasing the proportion of the resource in the

Indicated category for inclusion in the financial model under SAMREC and NI-43101 guidelines. The drilling will also investigate further areas with reef potential along strike within the joint venture area.

The diluted mining width included in the resource calculation for the Merensky Reef has decreased slightly from 1.3 metres to 1.2 metres as part of the optimization of the potential mining cut. The UG2 reef has a diluted mining cut width estimate of 1.4 metres. The grade content (centimetre gram per ton) cut-off was determined by comparing operating costs and mining methods at nearby platinum mines in the Bushveld Complex including the adjoining BRPM platinum mine. BRPM is currently producing approximately 200,000 ounces of refined platinum per annum. Operating costs considered were reduced approximately by 20%-30% from the Preliminary Assessment estimate as a result of the reduced mining depth for a large part of the resource and the proposed ease of access via declines. Metal prices and the exchange rate considered for the resource are consistent with the long term estimates used in the Preliminary Assessment, August 2005 (US$ 871 Pt, US$ 184 Pd, US$ 1930 Rd, and US$ 426 Au, R/US$ 6.55:1) .

PTM has completed approximately 36,475 metres of drilling in 93 holes and this update includes results up to hole 87, including previous results from Anglo Platinum. The resource is estimated under SAMREC categories by the kriging method and the Indicated Resource has a drill spacing of approximately 250 metres or less. In keeping with best practice in resource estimation, an allowance for known and anticipated geological losses is made. These are estimated at 35% of the project resource area and the resource estimate has taken this into account.

The prill-split estimates of the platinum, palladium, rhodium, and gold (4E) are indicated in the resource tables. While a rigorous statistical process of resource estimates has been completed on the combined 4E grades consistent with South African platinum industry best practice for estimation, caution must be exercised with respect to the prill-split-estimates as they have been calculated using the arithmetic mean of the assay information.

Pre-feasibility Study Update:

PTM as operator of the Joint Venture has engaged a multi-disciplinary team of approximately 20 independent engineers, which commenced detailed pre-feasibility study work in early January 2006. The pre-feasibility study will consider the opportunities presented by the results of further drilling to be carried out until the end of May 2006. The pre-feasibility study will also consider and outline the details and possible mitigation of several considered project risks, not yet assessed in detail, including metallurgical recoveries, smelter and refining costs, surface and mining rights, permits and involvement of communities in compliance with the Minerals and Petroleum Resources Development Act 28, of 2002.

Regarding the geology of the project, the potential economic horizons are the Merensky and UG2 Reefs situated within the Critical Zone of the Rustenburg Suite of the Bushveld Igneous Complex. The Merensky Reef in the project area is the main target reef for possible exploitation whereas the UG2 is likely to have additional economic potential.

The Bushveld Igneous Complex is the world’s largest contributor to global platinum production and is being mined at the adjacent Bafokeng Rasimone Platinum Mine (Pty) Limited (“BRPM”) by Anglo Platinum. For comparison the BRPM platinum mine has an inferred Merensky reef resource grading at 6.39g/t (4E, Anglo Platinum 2004 Annual Report, QP Audit Snowden January 10, 2005) and the Western Bushveld Joint Venture is targeting the section of the Merensky Reef resource at an in situ grade of about 7.33g/t (4E, in the indicated category and 6.97g/t in the inferred category) (400 cmg/t cut-off, Indicated) and the UG2 resource at 4.25g/t (400 cmg/t cut-off, Indicated).

The additional 34 boreholes drilled by PTM resulted in the following:

•	2.57 million ounces upgraded to Indicated category on Elandsfontein property (Project 1 area)
and further drilling is currently underway. See summary table below.
•	Merensky Resource estimate width increases to 1.28 metres from 1.12 metres in August 12,
2005 Preliminary Assessment.
•	Elandsfontein (Project 1) and Frischgewaagd (Project 2) resources now include 5.14 million
Inferred ounces of platinum, palladium, rhodium and gold (4E), in addition to the Indicated
Resources. See summary table below.
•	853,000 ounces of Inferred Resources and 857,000 ounces of Indicated Resources are at shallow depth, between surface and 400 metres, and are to be explored with two drills.

Estimated Indicated Resource Base: See Cautionary Notes

(MR FPP indicates Feldspathic Pegmadoidal Pyroxenite on the Merensky Reef and MR CR indicates Merensky Reef Contact Reef.)

The cut-offs for Indicated and Inferred Resources have been established by the QP after a review of potential operating costs and other factors.

Indicated Resource
	Cut-Off (cmg/t)	Million Tonnes	Grade g/t 4E	Mining Width (cm)	Diluted Mining Width (cm)	Tonnes PGM (4E)	Million Ounces PGMs (4E)
MR FPP	100	5.816	6.91	122.49	122.49	40.16	1.2911
MR CR	300	0.007	6.86	118.22	118.22	0.05	0.0016
UG2	100	14.630	2.72	142.22	142.22	39.81	1.2800
Total Indicated		20.453	3.91	127.64	127.64	80.023	2.5728

Prill Splits	Pt	Pt g/t	Pd	Pd g/t	Rh	Rh g/t	Au	Au g/t
MR FPP	65%	4.48	27%	1.85	4%	0.29	4%	0.29
MR CR	65%	4.45	27%	1.84	4%	0.28	4%	0.28
UG2	63%	1.71	27%	0.74	9%	0.25	1%	0.03

Independent Estimated Inferred Resource Base: See Cautionary Notes

Inferred Resource
	Cut-Off (cmg/t)	Million Tonnes	Grade g/t 4E	Mining Width (cm)	Diluted Mining Width (cm)	Tonnes PGM (4E)	Million Ounces PGMs (4E)
MR FPP	100	18.322	6.18	120.63	120.63	113.16	3.6382
MR CR	300	0.178	6.14	104.47	104.47	1.09	0.0351
UG2	100	12.485	3.66	143.23	143.23	45.64	1.4674
Total Inferred		30.985	5.16	122.78	127.64	159.89	5.1407

Prill Splits	Pt	Pt g/t	Pd	Pd g/t	Rh	Rh g/t	Au	Au g/t
MR FPP	65%	4.01	27%	1.65	4%	0.26	4%	0.26
MR CR	65%	3.99	27%	1.64	4%	0.25	4%	0.25
UG2	63%	2.30	27%	0.99	9%	0.33	1%	0.03

Estimated Indicated Resource Base above 400m below surface:

Reef	Cut-off 4E	Tonnage	Grade 4E	Metal 4E		Mining Width
	cmg/t	t	g/t	g	Moz	cm
MR FPP	100	1,419,206	7.25	10291968	0.331	128
MR CR	300	0
UG2	100	6,659,116	2.46	16362494	0.526	134
Total/Av		8,078,322	3.30	26654462	0.857	133

Estimated Inferred Resource Base above 400m below surface:

Reef	Cut-off 4E	Tonnage	Grade 4E	Metal 4E		Mining Width
	cmg/t	t	g/t	g	Moz	cm
MR FPP	100	2,018,978	6.19	12503336	0.402	120
MR CR	300	162,044	6.14	995069	0.032	104
UG2	100	5,021,990	2.59	13019033	0.419	149
Total/Av		7,203,012	3.54	26517439	0.853	137

The resources outlined have not taken into account sufficient engineering, legal, permitting, financial and other considerations to be considered or classified as reserves.

The QP recommends that further infill drilling be completed and a Pre-feasibility study be commissioned.

ITEM 4: INTRODUCTION AND TERMS OF REFERENCE

Platinum Group Metals Limited (“PTML”) and PTM have successfully entered into a joint venture with Rustenburg Platinum Mines Limited (“RPM”), a subsidiary of Anglo Platinum Ltd (“AP”) and Africa Wide Mineral Prospecting and Exploration (Pty) Limited (“AW”). This joint venture (“WBJV”) agreement includes the properties Elandsfontein 102 JQ, Onderstepoort 98 JQ, Frischgewaagd 96 JQ and Koedoesfontein 94 JQ covering some 67 km2. The areas that are reported on in this report have been subdivided in the areas as indicated below. The reason for the subdivision is that each area has a standalone licence and Environmental Management Program.

1.	Elandsfontein (PTM)

2.	Elandsfontein (RPM)

3.	Onderstepoort 4, 5 and 6

4.	Onderstepoort 3 and 8

5.	Onderstepoort 14 and 15

6.	Onderstepoort (RPM)

7.	Frischgewaagd

8.	Koedoesfontein

Item 4(a) Terms of Reference:

This report is compiled for Platinum Group Metals Limited in terms of the NI 43-101Technical Report (F), the 43-101 Standards of Disclosure (CP) and the information and status of the project is disclosed in the prescribed manner. Changes to National Instrument 43-101: Standards of Disclosure for Mineral Projects as effective from December 30, 2005 are included within this report.

Item 4(b) Purpose of the Report:

The intentions of the report are to:

1.    Inform investors and shareholders of the progress of the project 2.    To make public, update and detail the resource calculations for the project

Item 4(c): Source of Information:

The independent author (QP,) of this report has used the information provided by PTM’s representative and internal qualified person. This information is derived from historical records for the area as well as information currently compiled by the operating company, which is PTM. The PTM generated information is under the control and care of W.J. Visser SACNSP 400279/04, who is an employee of PTM and is not independent. The Anglo Platinum (AP) information pertaining to the deposit and their earlier resource calculations have been under their control and custody of AP. The independent Qualified Person has visited the property of the WBJV on numerous occasions during October 2005, November 2005 and early March 2006 and has undertaken a due diligence with respect to the data.

Item 4(d) Involvement of the QP: Personal Inspection

The listed QP, independent qualified person has no financial or preferential business relationships with PTM. The independent qualified person has a purely business relationship with the operating company and provide technical and scientific assistance when required and requested by the company. The independent Qualified Person has other significant client lists and has no financial interest in PTM.

ITEM 5: RELIANCE ON OTHER EXPERTS

In preparing this report the author relied upon:

1.	PTM land title information for Elandsfontein 102 JQ and Frischgewaagd 96 JQ as provided by PTM.

2.	Geological and assay information supplied by PTM and made available by AP.

3.	Drill hole analytical and survey data compiled by PTM and verified by an additional external QP – Mr N Williams.

4.	Information made available at the time of preparation.

5.	Data supplied or obtained from sources outside of the company

6.	Assumptions, conditions, and qualifications set in this report

The sources of information were relied upon with the appropriate inquiry and review. The author has access to all information and had the opportunity to visit the property during March 2006 and review the core. The author concludes, based on diligence and investigation, that the information is representative.

This report was prepared in the format of the Canadian National Instrument 43-101 Technical Report by the QP C.J. Muller. Mr C.J. Muller has a geological and geostatistical background and has been involved in the evaluation of precious metal deposits for over 17 years. The QP has reported and made conclusions within this report with the sole purpose of the report being used by PTM subject to the terms and conditions of PTM’s contract with the qualified person. The contract permits PTM to file this report, or excerpts of this report, as a Technical Report with Canadian Securities Regulatory Authorities or other regulators pursuant to provincial securities legislation or other legislation. Except for the purposes legislated under provincial securities laws or any other security laws any other use of this report by any third party is at that party’s sole risk.

Specific Areas of Responsibility are as follows:

The QP accepts overall responsibility for the whole report. The QP is reliant with due diligence on the information provided by W.J. Visser who is the internal and not independent qualified person. C.J. Muller has also relied upon the input of the PTM geological personnel in compiling this filing. C.J. Muller in terms of evaluation was reliant on the information provided by W.J. Visser in terms of the additional information.

ITEM 6: PROPERTY DESCRIPTION AND LOCATION

Item 6(a) and Item 6(b) Area and Extent and Location of Project:

The WBJV project is located on the southwestern limb of the Bushveld Igneous Complex which is located some 50 km northwest of the town of Rustenburg, North West Province (Diagram 1 and 2). The property adjoins Anglo Platinum’s Bafokeng Rasimone Platinum Mine, and Styldrift project to the southeast and east respectively. The Project 1 and Project 2 areas of interest consist of the farms Elandsfontein 102 JQ and Frischgewaagd 96 JQ (Diagram 3) situated in the southeastern corner of the larger joint venture area.

The total joint venture area includes PTM’s properties Elandsfontein 102 JQ and Onderstepoort 98 JQ, but also certain portions of Elandsfontein 102 JQ, Frischgewaagd 96 JQ and Koedoesfontein 94 JQ contributed by RPM, a wholly owned subsidiary of AP (see Item 6c below for detail). These properties are centred on Longitude 27o 00’ 00’’ (E) and Latitude 25o 20’ 00’’ (S) and the mineral rights cover an extent of approximately 67 km2 or 6,700.000 ha in extent.

Item 6(c) Licences:

Within the Western Bushveld Joint Venture Property there is seven separate licences and they are specifically listed in the manner below to cross reference to the licence specifications. The licences over the WBJV area and are as follows:

1.	Elandsfontein (PTM)

2.	Elandsfontein (RPM)

3.	Onderstepoort 4, 5 and 6

4.	Onderstepoort 3 and 8

5.	Onderstepoort 14 and 15

6.	Onderstepoort (RPM)

7.	Frischgewaagd

8.	Koedoesfontein

Applications have been made in a timely fashion for conversion to the new Mineral and Petroleum Resource Development Act. Prospecting is continuing during the conversion in progress.

Prospecting on Elandsfontein (PTM) Elandsfontein 102 JQ Portions 12 (a portion of portion 3) (a total area of 213.4714 ha), Portion 14 (a total area of 83.4968 ha) and Remaining Extent of Portion 1 (a total area of 67.6675 Ha) was originally carried out under the now expired Prospecting Permit No.PP269/2002 reference RDNW (KL) 5/2/2/4477. A new Prospecting Permit Application was submitted by PTM on 12 October 2003. The application was approved on the 17th of August 2005 (Protocol No. 467/2005). The permit is valid from the 16th of September 2005 to the 15th of September 2008.

The prospecting permit over Elandsfontein (RPM) (Elandsfontein 102 JQ, Portions 8 (a Portion of Portion 1) (a total are of 35.3705 ha) and RE9 (a total area of 403.9876 ha)) was issued on 23 March 2004 and expires on 24 March 2006. The second permit number is PP 73/2002, Reference RDNW (KL) 5/2/2/4361. The prospecting permit number is PP 50/1996 and was issued on 11 March 2004 and has the reference RDNW (KL) 5/2/2/2305 and is valid until 10 March 2006. This permit covers the area Mineral Area 2 (a Portion of Mineral Area 1) (total area of 343.5627 ha) of the Farm Elandsfontein 102JQ. A conversion to a new order right was timeously applied for but the approval is still outstanding. The outstanding approval has no bearing on the validity of the application and prospecting continues under the old permit.

The prospecting permit over Onderstepoort Portions 4, 5 and 6 (Onderstepoort 98JQ, Portion 4, a Portion of Portion 2 (a total area of 79.8273 ha), Portion 5 (a Portion of Portion 2) (a total area of 51.7124 ha) and Portion 6 (a portion of Portion 2) (a total area of 63.6567 ha) was awarded on 30 April 2004 (Ref. No RDNW (KL) 5/2/24716, PP No.48/2004) and is valid until 30 April 2006.

A prospecting permit application over Onderstepoort 3 and 8 (Onderstepoort 98JQ, Remaining Extent of Portion 3 (a total area of 274.3291 ha) and Portion 8 (a Portion of Portion 1) (a total area of 177.8467 ha), was issued on 24 March 2004, Prospecting Permit Number PP 26/2004 (Reference RDNW (KL) 5/2/2/4717) and is valid until 23 April 2006. A New Order Prospecting Rights application is currently being prepared for submission.

A Notarial New Order Prospecting Right for Onderstepoort 14 and 15 (Onderstepoort 98JQ, now consolidated under Mimosa 81JQ, Portions 14 (a Portion of Portion 4) (total area of 245.2880 ha) and Portion 15 (a Portion of Portion 5) (a total area of 183.6175 ha) was awarded to PTM on 25 April 2005. The agreement was signed before the Notary Jacques Hattingh in Klerksdorp. The agreement is also held by J Hattingh as protocol number 7. The agreement is in force for a period of three years and terminates on 24 April 2008.

A new order prospecting right for Onderstepoort (RPM) (Onderstepoort Previous Portion 9) (a Portion of Portion 3) (127.2794 ha) has been applied for. A new order prospecting right has also been applied for over Mineral Area No.1 (total area of 29.0101 ha) of Ruston 97JQ that was consolidated under Mimosa 81 JQ. A permit application has also been applied for over Mineral Area No. 2 (total area of 38.6147 ha) of the farm Ruston 97JQ which is also consolidated under Mimosa 81JQ. Both applications are awaiting the approval of Government.

A prospecting permit was issued to RPM over Frischgewaagd (Frischgewaagd 96JQ) covering 60% of the undivided mineral wealth. Permit (Number PP 294/2002 (Reference RDNW (KL) 5/2/2/4414)) was issued over the following areas: portions of Frischgewaagd covered by PP 294/2002 which include the following areas:

Portion RE4 (286.8951 ha), Portion 3 (made up of Portion RE and Portion 13) (466.7884 ha), Portion 2 (made of up Portion RE2 and Portion 7 (a Portion of Portion 2)) (616.3842 + 300.7757 ha), Portion 15 (78.7091 ha), Portion 16 (22.2698 Ha) and Portion 18 (45.0343 ha).

The permit was valid until 16 October 2004. A conversion to a new order right was timeously applied for but the approval is still outstanding. The outstanding approval has no bearing on the validity of the application and prospecting continues under the old permit.

A New Order Prospecting Rights application was submitted on the 16th of November 2005 by PTM over Frischgewaagd (Frischgewaagd 96JQ) for the remaining 40% of the undivided mineral wealth. The application covers the same area of interest as that of Permit (Number PP 294/2002 (Reference RDNW (KL) 5/2/2/4414)) issued to RPM (see above paragraph): Portion RE4 (286.8951 ha), Portion 3 (made up of Portion RE and Portion 13) (466.7884 ha), Portion 2 (made of up Portion RE2 and Portion 7 (a Portion of Portion 2)) (616.3842 + 300.7757 ha), Portion 15 (78.7091 ha), Portion 16 (22.2698 Ha) and Portion 18 (45.0343 ha).

The outstanding approval has no bearing on the validity of the application and prospecting continues under the old permit.

A prospecting permit was issued to RPM over Koedoesfontein 94JQ (2795.1294 ha). The permit was issued on 19 March 2004 under Prospecting Number PP 70/2002 (Reference 5/2/2/4311) and is valid until 18 March 2006. A Notarial New Order Prospecting Rights application is currently being prepared for submission.

Item 6(d) Rights to Surface, Minerals and Agreements:

Regarding Elandsfontein (PTM), the dispute that was declared over part of the property has been settled by way of an Agreement of Settlement which was signed on 26 April 2005. Party to this agreement was a Sale Agreement. The Agreement of Settlement has entitled PTM to the rights to the minerals as well as the freehold. The payment schedule is R1m within 10 days for signature, R0.5m within 60 days of signature, R2.2m within 90 days of signature and R3m by the 15 December 2005. All necessary payments to date have been made timeously. PTM has now taken possession of the property.

Option agreements Onderstepoort (PTM) have been signed with the owners of the mineral rights on portions Onderstepoort 4, 5 and 6, Onderstepoort 3 and 8 and Onderstepoort 14 and 15. The agreements are valid for a period of three years from the granting of a Prospecting Permit. The option agreement over portions 3 and 8 require a payment of C$1,000 after signing, C$1,000 after the granting of the prospecting permit and C$1,000 on each anniversary of the agreement. The option agreement for Portions 4, 5 and 6 requires a payment of R5,014 after signing, R3,500 on the first anniversary, R4,000 on the second anniversary and R4,500 on the third anniversary. The option agreement for Portions 4, 5, 14 and 15 requires a payment of R117,000 after signing and payments of R234,000 and R390,000 within 10 days of the effective date. All payments are current and up to date.

The detailed terms of the Western Bushveld Joint Venture (which include Elandsfontein, Onderstepoort (RPM), Frischgewaagd and Koedoesfontein) were announced on October 27, 2004. The WBJV will immediately provide for a 26% Black Economic Empowerment interest in satisfaction of the 10-year target set by the Mining Charter and newly enacted Minerals and Petroleum Resources Development Act 28 (2002). PTM and RPM will each own an initial 37% working interest in the farms and mineral rights contributed to the joint venture, while AW will own an initial 26% working interest. AW will work with local community groups in order to facilitate their inclusion in the economic benefits of the joint venture, primarily in areas such as equity, but will also include training, job creation and procurement to Historically Disadvantaged South Africans (HDSA’s).

The WBJV structure and business plan is in compliance with South Africa’s recently enacted minerals legislation, and will pursue platinum exploration and development on the combined mineral rights covering 67 square kilometres on the WBJV.

PTM is the operator of the WBJV and PTM undertook a due diligence on the data provided by RPM. PTM has undertaken to incur cost of exploration to the amount of R35 Million over a 5 year period starting with the first 3 years at R5 Million increasing to R10 million a year for the last two, with the option to review yearly. The expenditure to date is in excess of the PTM’s obligations to the joint venture agreement.

The Government of South Africa has proposed a 4% Gross Royalty on platinum production, but this proposal is under review.

Item 6(e) Survey:

Elandsfontein (PTM) is registered with the deeds office (RSA) under Elandsfontein 102JQ, North West Province and measures 364.6357ha. The farm can be located on the Government 1:50,000 Topo-Cadastral Sheet 2527AC Sun City (4th Edition 1996) which is published by the Chief Directorate Surveys and Mapping (Private Bag X10, Mowbray 7705, RSA, Phone: (+27)-21-658-4300, Fax: (+27)-21-689-1351 or e-mail: cdsm@sli.wcape.gov.za). The approximate coordinates are 27o 05’ 00’’ (E) and 25o 26’ 00’’ (S).

Onderstepoort (PTM) and Onderstepoort (RPM) are registered with the Deeds Office (RSA) under Onderstepoort JQ, Northern Province and measures 1,085.2700ha. The farm can be located on the Government 1:50,000 Topo-Cadastral Sheet 2527AC Sun City (4th Edition 1996) which is published by the Chief Directorate, Surveys and Mapping. The approximate co-ordinates (WGS84) are 27o 02’ 00’’ (E) and 25o 07’ 00’’ (S).

Frischgewaagd and Koedoesfontein: Frischgewaagd is registered with the Deeds Office (RSA) under Frischgewaagd 96, registration district JQ, Northern Province and measures 1,836.8574 Ha and Koedoesfontein that is registered with the Deeds Office (RSA) under Koedoesfontein 94, registration district JQ, Northern Province and measures 2,795.1294ha. Both the farms can be located on the Government 1:50,000 Topo-Cadastral Sheet 2527AC Sun City (4th Edition 1996) which is published by the Chief Directorate, Surveys and Mapping. The approximate co-ordinates (WGS84) are 27o 02’ 00’’ (E) and 25o 07’ 00’’ (S).

Item 6(f) Mineralised Zones:

The Bushveld Igneous Complex in general is well known for its large proportion of the world's platinum and palladium resources. Its mineralized and non-mineralized layers extend, with little variation, for tens of kilometres along strike. There are two very different ore bodies within the Complex. Firstly, Merensky Reef (“MR”) and the Upper Group 2 (“UG2”) chromitite, which together can be traced on surface for 300 km in two separate arcs. Secondly, the Northern Limb (Platreef) that extends for over 120 km in the area north of Mokopane. The global importance of these ore bodies has justified several resource calculations in the past. Resource calculations tend to be larger by a considerable factor, because mining company reports include only proven and probable reserves, where sufficient information is available rigorously to justify such a classification. However, the remarkable continuity of layers within the Bushveld Igneous Complex certainly justifies qualitative extrapolation to adjacent areas, although current mines are probably exploiting the most favourable sections of reefs. The major platinum mining companies hold most of the mineral rights to these areas.

Historical estimates for all of the Bushveld bearing platinum and palladium reefs, have been estimated at about 770 and 480 million ounces, respectively (down to a depth of 2000 metres). These estimates do not distinguish between the different categories of Proven and Probable Reserves and Inferred Resource. The present calculations indicate about 204 and 116 million ounces of Proven and Probable Reserves of platinum and palladium, respectively, and 939 and 711 million ounces of inferred resources. Mining is already taking place at 2 km depth in the Bushveld Igneous Complex. Inferred, and ultimately mineable ore resources, can almost certainly be considered to be far greater than these calculations suggest. These figures represent about 75% and 50% of the world's platinum and palladium resources, respectively. Reserve figures for the proven and probable categories alone in the Bushveld Igneous Complex appear to be sufficient for mining during the next 40 years at the current rate of production. However, estimated world resources are such as to permit extraction at an annually increasing rate of 6 % per annum for over 50 years. Expected extraction efficiency is less for palladium. Thereafter, down-dip extensions of existing Bushveld mines, lower grade areas of the Platreef and the Middle Group Chromitite layers may become payable. Demand, and hence price, will be the determining factor in such mining activities rather than availability of ore.

Exploration drilling to date on the WBJV area showed that the two economic reefs (UG2 and Merensky) on the WBJV properties are differently developed at various localities. The upper economic horizon, (Merensky Reef), appears to be better developed on the southern farm Elandsfontein and becomes less pronounced with respect to reef package quality and grade distribution further northwards on the farms Frischgewaagd and Koedoesfontein. The UG2 chromitite reef is better developed towards the north on Frischgewaagd and underdeveloped towards the south. The separation between these reefs tends to increase from sub-outcrop environment to depths exceeding 650m on the northern WBJV boundary.

The position of the sub-outcrops of both reefs is winding/meandering on strike and is dividing the Elandsfontein and Frischgewaagd properties into two separate zones along a SE-NW-trending direction. The reefs exhibit dips ranging from 4 to 42 degrees northwards (average 38 degrees), as observed from borehole information.

Item 6(g) Liabilities and Payments:

All payments and liabilities are recorded under Item 6(d).

Item 6(h) Environmental Liabilities:

There are no known environmental issues relating to the PTM or WBJV properties.

Mining and exploration companies in South Africa operate with respect to environmental management regulations in Section 39 of the Minerals Act, 1991, as amended. Each prospecting area or mining site, is subject to conditions such as:

1.	Environmental management shall conform to the Environmental Management Programme (“EMP”) as approved by the Department of Minerals and Energy (DME).

2.	Prospecting activities shall conform to all relevant legislations, especially the National Water Act, 1998, and such other conditions as may be imposed by the director of Mineral Development.

3.	Rehabilitation of the disturbed surface caused by prospecting activities will be rehabilitated to the standard as laid down in the EMP.

4.	Financial provision in the form of a Rehabilitation Trust and/or Financial Guarantee.

5.	A performance assessment, monitoring and evaluation report must be submitted annually.

Prospecting Permits are issued subject to the approval of the EMP, which in turn is subject to having provided a financial guarantee.

On Elandsfontein (PTM) the operator conducted exploration on Elandsfontein under an Environmental Management Program (“EMP”) approved for a Prospecting Permit granted to Royal Mineral Services on 14 November 2002 (now expired). A new application for a Prospecting Permit and an EMP has been lodged with the Department of Minerals and Energy (“DME”) in the name of PTM and has been approved. A follow up EMP was requested by the DME and was compiled by an independent consultant (Geovicon CC, Mike Bate) and was compiled on 23 August 2004. The updated EMP was accepted by the DME on 20 October 2004. The EMP financial guarantee submitted to cover this application is held by the Standard Bank of South Africa, Guarantee Number M410986 for the amount of R10,000.00. The Notarial Prospecting Agreement (Clause 10) requires that the Minister or authorised person have the right to inspect the performance of the company with respect to environmental matters.

With regards to the Onderstepoort area that was contributed to the WBJV by PTM, all the EMPs’s were lodged with the DME and were approved on 30 April 2004 for Onderstepoort 4, 5 and 6 and on 24 April 2004 for Onderstepoort 3 and 8. Financial provision of R10,000.00 each for both optioned areas have been lodged with Standard Bank (Guarantee No. TRN M421363 for Onderstepoort 3 and 8 and No. TRN M421362 for Onderstepoort 4, 5 and 6 and M421364 for Onderstepoort 14 and 15).

Regarding Onderstepoort 14 and 15, a follow up EMP was requested by the DME and was compiled by an independent consultant (Geovicon CC, Mike Bate) and was compiled on 23 August 2004. The updated EMP was accepted by the DME on 20 October 2004. The EMP financial guarantee submitted to cover this application is held by the Standard Bank of South Africa, Guarantee Number M410986 for the amount of R10,000.00. The Notarial Prospecting Agreement (Clause 10) requires that the Minister or authorised person have the right to inspect the performance of the company with respect to environmental matters.

In the areas of the WBJV that were originally owned by RPM, PTM will take responsibility for the EMP’s that originated from RPM over Elandsfontein, Onderstepoort, Frischgewaagd and Koedoesfontein. PTM, as operator of the joint venture, will be the custodian and will be responsible as operator for all aspects of the Environmental Programs and over all specifics as set out in the different allocated and approved EMP’s on all properties that form part of the WBJV.

With respect to Elandsfontein (RPM) (Portions 8 and 9 of Elandsfontein 102JQ) there is an EMP dated 26 February 2004. There is also an EMP over portions Mineral Area 2 (a Portion of Mineral Area 1) of the farm Elandsfontein 102JQ which has been dated 11 March 2004.

Regarding Frischgewaagd (Remaining Extent of Portion 4, Portion 3 (a Portion of Portion 1), Portions 15, 16, 18, 2 and 17 (a Portion of Portion 10) an EMP dated 22 September 2002 exists.

The EMP for Onderstepoort (RPM) was submitted with the prospecting permit application.

The EMP over Koedoesfontein is dated as having been received by the Department of Minerals and Energy on 22 September 2002.

ITEM 7: ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

Item 7(a) Topography, Elevation and Vegetation:

The WBJV properties are located on a central plateau characterized by extensive savannah, with vegetation consisting of grasses and shrubs with few trees.

For the Elandsfontein (PTM) and Elandsfontein (RPM) property the total elevation relief is greater since prominent hills occur in this portion of the property. Variations in topographical relief are minor and limited to low gently sloped hills. Elevations range from 1080 to 1156m with an average of 1100m on the Elandsfontein and neighbouring properties. The Elandsfontein (PTM) and Elandsfontein (RPM) project area is located on the southwestern limb of the Bushveld Complex, some 26 km west of the North West Province town of Rustenburg. The WBJV adjoins the Bafokeng Rasimone Platinum Mine, which lies to the southeast. The town of Boshoek is situated 10 km to the south of the project area along the tar road linking the town of Rustenburg with Sun City and crosses the project area (Diagram 3). A railway line linking BRPM to the national network passes the project area immediately to the east with a railway siding at Boshoek.

The climate conditions (information provided by the SA Weather Bureau) within which the project is situated is typical of the northern part of the North West Province. Summer day temperatures are warm to hot, and the winter months are moderate to cool with temperatures rarely dropping below 0°C. The area is considered semi arid, with an annual rainfall of 520 mm. The rainy season falls over the summer months of October through April and the highest rainfall occurs during December and January. The highest rainfall ever recorded in any 24-hour period was 65mm. Wind conditions are relatively calm. The prevailing wind direction is north-northwest and wind speeds average 2.5 m/s.

The area is classified as Mixed Vegetation and is typically composed of grass between low trees and shrubs. Where the soil is mostly coarse, sandy and shallow, and overlies granite, quartzite, sandstone or shale, the vegetation varies from a dense, short bushveld to a open tree savanna. On shallow soils Red Bushwillow Combretum apiculatum dominates the vegetation. Other trees and shrubs include Common Hook-thorn Acacia caffra, Sicklebush Dichrostachys cinerea, Live-long, Lannea discolor, Sclerocarya birrea and various Grewia species. Here the grazing is sweet, and the herbaceous layer is dominated by grasses such as Fingergrass Digitaria eriantha, Kalahari Sand Quick Schmidtia pappophoroides, Wool Grass Anthephora pubescens, Stipagrostis uniplumis, and various Aristida and Eragrostis species. On deeper and more sandy soils, Silver Clusterleaf Terminalia sericea becomes dominant, with Peeling Plane Ochna pulchra, Wild Raisin Grewia flava, Peltophorum africanum and Burkea africana often prominent woody species, while Broom Grass Eragrostis pallens and Purple Spike Cats’ tail Perotis patens are characteristically present in the scanty grass sward.

On the Onderstepoort (PTM) and Onderstepoort (RPM) properties the site elevation is approximately 1050m. The highest point is 1105 m. No major roads or township developments exist on the property. Only one minor water dam occurs on the property. The northern boundary of the property is formed by the Elands River which is a perennial steam draining to the northeast. Minor drainage into the Elands River is from south to north on the area of concern. The main soils are moderate to deep, black and red clay soils, with thin sandy loam soils to the east. The North West Province is generally characterised by limited high potential agricultural soil. The erodibility index is 5 (high). The average subcatchment sediment yield is 83 x 103 tons per annum.

Drainage of the streams is towards the northeast and joins into the Elands River, which forms the northern boundary of the area under concern. The farm lies in Quaternary sub-catchments A22F, the Elands River sub-catchments of the Limpopo drainage region.

This area is classified as Mixed Bushveld vegetation and is typically dominated by with grass between low trees and shrubs. Where the soil is mostly coarse, sandy and shallow, and overlies granite, quartzite, sandstone or shale, the vegetation varies from a dense, short bushveld to a rather open tree savanna. On shallow soils Red Bushwillow Combretum apiculatum dominates the vegetation. Other trees and shrubs include Common Hook-thorn Acacia caffra, Sicklebush Dichrostachys cinerea, Live-long, Lannea discolor, Sclerocarya birrea and various Grewia species. Here the grazing is sweet, and the herbaceous layer is dominated by grasses such as Fingergrass Digitaria eriantha, Kalahari Sand Quick Schmidtia pappophoroides, Wool Grass Anthephora pubescens, Stipagrostis uniplumis, and various Aristida and Eragrostis species. On deeper and more sandy soils, Silver Clusterleaf Terminalia sericea becomes dominant, with Peeling Plane Ochna pulchra, Wild Raisin Grewia flava, Peltophorum africanum and Burkea africana often prominent woody species, while Broom Grass Eragrostis pallens and Purple Spike Cats’ tail Perotis patens are characteristically present in the scanty grass sward.

The typical animal life of the Bushveld has largely disappeared from the area due to farming activities. Efforts are made by the North West Parks Board to reintroduce the natural animal populations in parks such as Pilanesberg and Madikwe. Individual farmers also are moving from traditional cattle farming to game farming, and organised hunting is becoming a popular means of generating income. The Southern Greater Kudu found here are amongst the biggest in the country. On the area in question it is expected that larger buck such as gemsbok, Cape Eland, Common Waterbuck, Impala, and Red Hartebeest may be kept on the farms, while smaller cats, viveriids, honey badgers, and Vervet monkeys should occur as free roaming game. Monitor lizards, snakes and geckos are present and the most characteristic birds include lilac breasted rollers, African hoopoes and owls.

Frischgewaagd and Koedoesfontein areas are classified as mixed bushveld vegetation and are typically made up of grass between low trees and shrubs. Where the soil is mostly coarse, sandy and shallow, and overlies granite, quartzite, sandstone or shale, the vegetation varies from a dense, short bushveld to a rather open tree savanna. On shallow soils Red Bushwillow Combretum apiculatum dominates the vegetation. Other trees and shrubs include Common Hook-thorn Acacia caffra, Sicklebush Dichrostachys cinerea, Live-long, Lannea discolor, Sclerocarya birrea and various Grewia species. In these areas the grazing is sweet, and the herbaceous layer is dominated by grasses such as Fingergrass Digitaria eriantha, Kalahari Sand Quick Schmidtia pappophoroides, Wool Grass Anthephora pubescens, Stipagrostis uniplumis, and various Aristida and Eragrostis species. On deeper and more sandy soils, Silver Clusterleaf Terminalia sericea becomes dominant, with Peeling Plane Ochna pulchra, Wild Raisin Grewia flava, Peltophorum africanum and Burkea africana often prominent woody species, while Broom Grass Eragrostis pallens and Purple Spike Cats’ tail Perotis patens are characteristically present in the scanty grass sward.

The climate is temperate with low rainfall and high summer temperatures, resulting in a semi-arid environment.

Item 7 (b) Means of Access to the Property:

South Africa has a very large well-established mining industry in which the project is located. As a result of the mining activity (amongst others) the infrastructure is well established with abundant well-maintained highways and roads as well as electricity distribution networks and telephone systems. The Elandsfontein, Onderstepoort, Frischgewaagd and Koedoesfontein Properties are easily accessible from Johannesburg by travelling 120 kilometres northwest on the Regional Road 24 to the town of Rustenburg and then a further 35 kilometres to the properties. Numerous gravel roads cross both properties, which provides for easy access. The resort of Sun City is located approximately 10 km north of the Elandsfontein Property (Refer to Diagram 2). The Elandsfontein property borders the AP’s managed Bafokeng-Rasimone Platinum Mine which lies to the south east of the property as well as the Styldrift Joint Venture (joint venture between the Royal Bafokeng Nation and AP) which lies directly to the east of the property which is also serviced by modern access roads and services.

Item 7(c): Population Centres and Nature of the Transport:

The major population centre is the town of Rustenburg, which lies about 35km directly to the south of the project. Pretoria lays approximately 100km to the East and Johannesburg lies about 120km to the southeast. A popular and unusually large hotel and entertainment centre (Sun City) lies about 10km to the north of the project. A paved provincial road crosses the property. Access across most of the property can be achieved by truck without significant road building.

Item 7(d): Climate:

The climate is mild throughout the year and can be classified as semi-arid. South Africa has summer from November to April. South African winter season is from May to October. In summer the days are hot and generally sunny in the morning, with afternoon showers or thunderstorms. Daytime temperatures can rise to 38ºC (100ºF) and night temperatures drop to around 15ºC (68-77ºF). The afternoons can be humid. In winter, days are dry, sunny and cool to warm, while evening temperatures drop sharply. Daytime temperatures generally reach 20ºC (68ºF) and can drop to as low as 5ºC (41°F) at night.

Tabulated below is a guide to monthly averages for temperature, sunshine and rainfall for the region (Reported within the submitted Environmental Management Program which was submitted in conjunction with the Prospecting Permit application: Investigation conducted by DWA, a contractor trading under the name of Digby Wells and Associates, Environmental Solutions Provider).

Monthly averages	J	F	M	A	M	J	J	A	S	O	N	D
TEMP (0°C)	24.1	23.2	22.0	18.4	15.0	11.7	12. 0	14.8	18.8	21.3	22.6	23.7
SUNSHINE
(HRS)	259	237	246	218	268	261	290	306	298	276	250	274
RAINFALL
(mm)	117	83	74	57	14	5	3	5	13	37	64	67

The exploration operating season is all year and without adverse climatic conditions or influence.

Item 7(e): Infrastructure with respect to Mining:

As this report details the exploration program, is it sufficient to note that all areas are close to major towns with paved roads being the norm. Power lines cross both project areas and water resources are generally derived from boreholes which are close to the local towns and villages. As several platinum mines are located within 50km of the property there is excellent access to materials and skilled labour. One of the smelter complexes of AP is located within 60 kilometres of the property.

Surface rights as to 365ha have been purchased in the area near the resource and this may be of some use for potential operations. Further surface rights will be required.

ITEM 8 HISTORY

Item 8(a) Prior Ownership:

Elandsfontein (PTM), Onderstepoort 4, 5 and 6, Onderstepoort 3 and 8, Onderstepoort 14 and 15 were all in the hands of private owners. All previous work done on these properties has not been researched and is generally unpublished. There has been a limited amount of academic work been done over these properties by the Council for Geoscience (Government Agency) but is generally not of an economic nature.

Onderstepoort (RPM), Elandsfontein (RPM), Frischgewaagd and Koedoesfontein have generally been in the hands of the major mining groups resident in the Republic of South Africa. Portions of Frischgewaagd were held by Impala Platinum Mines Limited but were subsequently acquired by Johannesburg Consolidated Investment Company Limited, who subsequently was acquired by AP through RPM.

Item 8(b) Work done by Previous Owners:

Previous geological exploration and resource estimation assessments were done by AP who is the owner of mineral rights to the area of interest. AP managed the exploration drilling program for the ELN (Elandsfontein) and FG (Frischgewaagd) borehole series in the area of interest (23 boreholes in total). Geological and sampling logs and an assay database are available.

Regional gravity and ground magnetic surveys were available to interpret the regional and local geological setting of the reefs. A distinct increase of gravity values occurs from southwest to northwest, most probably reflecting the thickening of the Bushveld sequence in that direction. The low gravity trends in a southeastern to northwestern direction. The magnetic survey reflects the magnetite rich Main Zone and some large displacements and intrusives in the area.

The previous declarations can be reviewed on SEDAR and is entitled “Independent Preliminary Assessment Scoping Study Report and Resource Update Western Bushveld Joint Venture Elandsfontine Project (Project 1)”. This has been filed on August 17, 2005.

Item 8(c) Historical Reserves and Resources:

Previous reserves and resources quoted for the area, are those published in the AP 2004 Annual Report including 7.8Mt grading 5.88 g/t 4E on the Merensky Reef and 4.8Mt grading 4.42 g/t 4E on the UG2 Reef. This is reported for their 37% interest (equal to PTM’s as the WBJV was completed at that time). As to a 100% interest in the property this would result in an estimate of 21.1 Mt grading 5.88 g/t 4E on the Merensky and 13.0 Mt grading 4.42 g/t 4E on the UG2 reef. The resources of AP are reported as subject to a satisfactory independent audit. The prill-splits are not available for these estimates but the estimates are relevant, reliable and in compliance with the SAMREC reporting best practice.

The resource estimate has changed from the December 12, 2005 resource with an increase in Indicated 4E (Pt, Pd, Rh and Au) resources from 1.31 million ounces to 2.57 million ounces. In addition, Inferred 4E resources have increased from 3.91 million ounces to 5.14 million ounces. Refer to Section 19e for details.

Item 8(d) Production from Property:

There has been no previous production from any of the WBJV properties.

ITEM 9 GEOLOGICAL SETTING

The WBJV area adjoins the Anglo Platinum’s Bafokeng Rasimone Platinum Mine situated to the south and adjacent to the Styldrift project to the east. All these projects are located on the western limb of the Bushveld Complex and include the stratigraphic units of the Rustenburg Layered Suite. The sequence comprises mostly gabbros, norites, anorthosites and pyroxenites. There are two potentially economically viable platinum-bearing horizons in this area, namely the UG2 Reef as a chromite seam/s and the Merensky Reef, occurring either as a feldspathic pegmatoidal pyroxenite, a hartzburgite, or as a coarse-grained pyroxenite.

The Merensky Reef and UG2 Reef sub-outcrops beneath a relatively thick (± 2-5m) overburden of red Hutton to darker Swartland soil forms. The sequence strikes northwest to southeast and dips between 4º and 42º northeast (in this area specifically). The top 32 metres of rock formation below the soil column are characterized by a highly weathered rock profile (regolith) of mostly gabbro within the Main Zone succession. Thickness of this profile increases near intrusive dykes traversing the area resulting in possible targets for water boreholes.

The sequence of the BIC within the WBJV area, is confined to the lower part of the Main Zone (Gabbro Marker) and the Critical Zone (HW1 – 5 and Bastard Reef to UG1 footwall sequence). The rock sequence thins towards the southwest (sub-outcrop) including the marker horizons with concomitant middling of the economic reefs or total elimination thereof. The UG2 Reef and more often the UG1 Reef, is not developed in some areas due to the irregular and elevated paleo-floor of the Transvaal sediments.

Stratigraphy:

The general stratigraphy of the western Bushveld Igneous Complex is depicted in Diagram 4a. The detailed stratigraphy as encountered at the adjacent BRPM is depicted in Diagram 4b. The identifiable units within the WBJV area from top to bottom are: the base of the noritic Main Zone, the anorthositic hanging wall sequence (HW1–5), the Bastard Reef pyroxenite, MID 1 to 3 (noritic at base to anorthositic at the top), Merensky Reef pyroxenite, the anorthositic footwall FW 6/Lone-chrome unit, the FW 12 anorthosite unit, the UG2 and an underlying medium-grained norite, multiple UG1 chromitite seams underlain by medium-grained norite at the bottom. Drilling below the UG1 indicated the general absence of the basal chilled alteration zone in contact with the Transvaal Supergroup sediments in the Project 1 (Elandsfontein) and Project 2 (Frischgewaagd) areas.

The Main and Critical Zone sequence of the Bushveld Igneous Complex as seen in the WBJV drill holes (refer to Tables 1a and 1b and Diagram 5) consist of norites and gabbro-norites within the Main Zone (<60 m thick) at the top of the sequence. Spotted and mottled anorthositic hanging wall units (HW 1–5) (<20 m thick close to sub-outcrop and <130 m thick in the deeper environment) overlying the Bastard pyroxenite (<2 m thick) that is followed by norite to mottled anorthosite. The MID 1-3 units (range in thickness from 6-30 metres from shallow to deeper environments) overlie the Merensky Reef pyroxenite (<2 m thick). The Merensky Reef can either be a thin (<10 cm) pegmatoidal feldspathic pyroxenite, and/or a millimetre-thick chromitite layer, a contact only, or a thicker (>100 cm) type reef consisting of harzburgite and/or pegmatoidal pyroxenite units. Some of the norite footwall units (FW 1–5) at the immediate footwall of the reef, are not always developed and is in total much thinner (<13 m) than at the adjacent BRPM operation. The mottled anorthosite footwall unit, FW 6 (<2 m) with a thin only millimetres thick chromitite layer (Lone-Chrome layer), although thinner (within the pegmatoidal feldspathic pyroxenite reef type area) is generally developed in this area and constitutes a critical marker horizon. Footwall units, FW 7 to 11 (mostly norite) are also not always developed and much thinner (<25 m) than at BRPM. The mottled anorthosite footwall unit, FW 12 is generally well developed (<2 m) and overlies a very thin UG2 chromitite/pyroxenite reef in the southern part of the property. The UG2 chromitite layer is in most cases disrupted and either very thin or occurs as a pyroxenite on the Project 1 (Elandsfontein) part of the WBJV area. Further northeast towards the Frischgewaagd project area, the UG2 seems to be thickening, especially in geological environments where the paleo-floor to the Bushveld Complex tends to have lower slope gradients.

Thickening of the stratigraphic units as described above, trends more or less from the southwest to the northeast. This may have resulted due to a general thickening of the entire Bushveld Igneous Complex towards the central part of the complex, away from the steeper near surface contact with the Transvaal Supergroup. Some localities were identified in the central part of the WBJV project area where thinning of lithologies are evident due to the existence of possible paleo-high environments within the footwall below the Bushveld Complex.

Correlation and Lateral Continuity of the Reefs: The lower noritic portion of the Main Zone could be identified and correlated with a high degree of confidence. A transgressive contact exists between the Main Zone and the anorthositic hanging wall sequence (HW 1 to 5). The HW 1 to 5 sequence is taken as a marker horizon that thins out significantly from northeast to southwest across and along the dip direction. Due to the thinning of the Critical Zone, only the primary mineralised reefs (Merensky, UG2), as well as the FW 6, FW 12, Bastard Reef and the Merensky pyroxenite above the Merensky Reef were positively identified. The sequence was affected by iron-replacement, especially the pyroxenites towards the western part of the property. Evidence for iron-replacement also occurs along lithological boundaries within the Main Zone and the HW 5 environment of the Critical Zone and in a down-dip direction towards the deeper sections of the property.

The Merensky Reef and UG2 Reef were positively identified in new intersections. The intersection depths are summarized in Table 1a and 1b. Only the reef intersections that had no faulting or disruptions/discontinuities were used in the resource estimate. The UG1 traditionally classified as a secondary reef with a typical multiple chromitite seam package has been intersected in some drill holes and although in many cases strongly disrupted returned surprisingly attractive grades.

Resource estimation is not viable within 50m from surface due to excessive core loss because of near surface weathering (weathered rock profile), joint set interference, reef identification/correlation problems and thinning of the reefs towards the west.

Four types of Merensky Reef have been identified in the area of interest, viz:

1.	Hartzburgite-type Reef (“Htz”)

2.	Pegmatoidal Feldpathic Pyroxenite-type Reef (“FPP”)

3.	Pyroxenite-type Reef (“Pxnt”)

4.	Contact-type Reef (“CR”)

Merensky Reef was only excluded from the resource base in the Elandsfontein property area, from the sub-outcrop position to as far as 100 metres down-dip and as far as 800 metres along strike. This was necessary due to the presence of a paleo-high in the Transvaal sediment floor rocks below the Bushveld Complex. Another reason for not including this area in the resource block was the existence of marginal grades and poor reef development in this shallow environment where in places the reef was not developed at all due the paleo-high features of the Transvaal sediments.

With respect to the UG2 Reef in the Elandsfontein area, relative to the abutment effect of the underlying Transvaal sediments, a smaller area extending from sub-outcrop position to as deep as 400m down-dip with strike length 420m was also excluded from the resource base.

Structural Discontinuities: The variable paleo-topography of the Bushveld floor represented by the Transvaal Supergroup contact forms a natural unconformity with the overlying Bushveld layered sequence. Discontinuities due to structural interference of faults, sills and dykes are pronounced in the area and is attributed to the presence of the Pilanesberg Complex intrusion to the north of the property. Potholes are not easily discernable from the borehole data. To determine the existence of potholes on the property, the possibility exists that pothole edges may be associated with the Contact Reef. Duplicated reef intersections (isolated cases) could also represent pothole edge effects (“goose-necking”). Furthermore, pseudo-reefs along the pothole edges associated with goose-necking may be interpreted within the project area as evidence for the existence of potholes.

Faulting: A structural model was developed from evidence provided by the magnetic survey results and geological logs of drilled cores. At lease three generations of faults were identified on the property with the dominant structures orientated at 3450 north, and 3150 north respectively. The first fault set appears to be the most prominent with the largest displacement component of more than 20 metres. The majority of the faults are normal faults dipping in a westerly direction, decreasing in their dip downwards and displaying typical listric fault system behaviour. A loss of 10% (excluding a 25% loss due to replacement bodies) has been used to accommodate geological, rock engineering and other unexpected losses of mineable ground. Total losses are estimated at about 35%.

Dykes and sills: Several dolerite intrusives, mainly steep-dipping dykes and bedding parallel sills, were intersected in boreholes on the property. These range in thickness from 0.5 to 30 metres and most of them appear to be of a chilled nature and some are associated with faulted contacts. An east-west trending dyke is evident on the magnetic image, and was intersected in borehole WBJV05 and appears to be of Pilanesberg intrusion age. This dyke appears to have a buffer effect on structural continuity as faulting and earlier stage intrusives are difficult to correlate on either side. Significant more work is required to understand the mechanics of this system.

Shear Zones: A shear zone is identified along the footwall contact Alteration Zone. This structure appears to be confined to the extreme southern section of the Elandsfontein shallow reef environment and eliminates stratigraphy progressively from the UG2 horizon to the Main Zone from east to west. The elimination effect of the shear zone is restricted to the first 200 metres from surface. Evidence of shearing in lithology has been recorded in the Critical Zone sequence and seldom affects both the UG2 and Merensky Reefs.

Replacement Pegmatites: Pseudo-form replacement bodies exist on the Elandsfontein property and seem to be concentrated in the lower part of the Main Zone and HW 5 of the Critical Zone and in the deeper environments. Reef packages to the south in the Elandsfontein (PTM) area are marginally affected (Siepker & Muller, 2004). This should be taken into consideration in the resource estimation and geological loss figures within the Pegmatoidal Feldspathic Pyroxenite reef type area. Further north towards the Frischgewaagd project, these replacement bodies seldom affect the orebody.

Depth of Oxidation and Overburden: Evidence obtained from boreholes drilled to date showed that the regolith thickness in the WBJV area varies from 21 to 52 metres. The depth of oxidization coincides with depth of weathering and affects the reef horizons along the sub-outcrop environment and along the 1015 amsl. reef contour line.

Geological and Rock-Engineering Related Losses: Industry standards for geological and rock-engineering related losses are in the order of 30% for platinum mines and projects in the Bushveld Igneous Complex. Losses within the pegmatoidal feldsphatic pyroxenite reef may be as high as 40% due to the influence of replacement bodies, faulting, presence of contact reef-type (highly variable grade), and the possible occurrence of potholes and/or paleo-high features within the Transvaal Supergroup floor rocks. The industry average of 10% losses was applied to the resource model and also taking into consideration the replacement bodies which may contribute an additional 25% loss.

Structural Model: A structural model was constructed from geophysical information and borehole intersections. In general, three phases of deformation are recognised in the area of interest. The oldest event appears be associated with dykes and sills and these are trending at 3050 northwards and is of post-Bushveld age. A second phase represented by younger fault features is trending in two directions respectively at 3450 and 3150 northwards. These appear to have a consistence down-throw towards the west. A third and final phase of deformation is possibly related to a regional east-west-striking dyke system exhibiting a buffer affect on adjacent structures.

ITEM 10 DEPOSIT TYPE

The project area is situated on the Western Limb of the Bushveld Igneous Complex. PGM mineralisation is hosted within the UG2 Reef and the Merensky Reef located within the Upper Critical Zone of the Rustenburg Layered Suite of the Bushveld Igneous Complex. The property is adjacent to the Bafokeng Rasimone Platinum Mine to the southeast, currently mining the Merensky Reef. In addition, Anglo Platinum’s Styldrift exploration project occurs adjacent and to the immediate northeast of the WBJV properties. The geology of the BRPM mine is relatively well understood and is expected, in certain aspects, to be representative of the WBJV area.

The Merensky Reef in the WBJV area consists of four distinct facies types:

•	Harzburgite-type reef consisting of interlayered harzburgite and pegmatoidal feldspathic pyroxenite units (tens of centimetres thick) developed towards the northeast.
•	Pegmatoidal feldspathic pyroxenite-type reef that occurs across the project area with reef development, deteriorating towards the west against a shear zone on Elandsfontein south.
•	Contact-type reef can be found within any of the facies mentioned above.

Pyroxenite-type reef is best developed within the abutment area closer to the near surface footwall contact on Elandsfontein and Frischgewaagd.

The UG2 Reef is well developed towards the northeast of the Elandsfontein project area but deteriorates towards the southwest. Within the latter area, the reef is present as a thin discontinuous or disrupted chromitite/pyroxenite layer. The UG2 Reef in this area also appears to be disrupted by the shear zone along the footwall Alteration Zone. Towards the northwest on Project 2 (Frischgewaagd) the reef is generally well developed and occurs as a single prominent chromitite layer with varying thickness (few centimetres to >2 metres).

The isopach thickness between the Merensky and the UG2 reefs on the Project 1 area increases from approximately 10 metres to as much as 80 metres in a southwest-northeast direction. The reefs dip at a shallow angle near surface and increase to as much as 42º in deeper environments. A similar situation exists on the Project 2 area but with isopach thicknesses ranging from 6 metres to 25 metres at depths of 200 metres below surface. In general, the isopach thicknesses appear to increase in a northeastern direction sub-parallel to the strike direction of the Bushveld Complex layered lithologies.

ITEM 11 MINERALISATION

Mineralisation Styles and Distribution: The most pronounced PGM mineralisation along the western limb of the Bushveld Igneous Complex occurs within the Merensky Reef and is generally associated with a 0.1 to 1.2 metre thick pegmatoidal pyroxenite unit. The Merensky Reef is generally also associated with thin chromitite layers. The second important mineralised unit is the UG2 chromitite layer which is on average 0.6 to 2.0 metres thick and occurs on both Project areas (Elandsfontein and Frischgewaagd).

The Merensky Reef at the adjacent BRPM mining operation consists of different reef types (“facies”) described as contact-, pyroxenite, pegmatoidal, pyroxenite, and harzburgite type reef. These reef types were also identified on the Project 1 and 2 areas but at some localities appears to be influenced by the presence of paleo-high features within the Transvaal Supergroup footwall.

In general, the contact-type reef represents waste on the footwall contact. The pegmatoidal pyroxenite-type reef is on average 10 centimetres thick with thin chromitite layers at its base and occasionally at the top. The harzburgite-type reef is general thicker in width in the order of 40 centimetres. The PGM mineralisation differs in association with these reef types. In general the PGM mineralisation is lower grade where the pyroxenite is in direct contact with the footwall. Very high but variable grades are associated with pegmatoidal pyroxenite type reef and generally high and more uniform in grades are associated with the Harzburgite-type reef.

ITEM 12: EXPLORATION

Item 12(a): Survey (Field Observations) Results, Procedures and Parameters:

Fieldwork conducted to date in the form of soil sampling and surface mapping was firstly completed on the Farm Onderstepoort where various aspects of the Lower Critical Zone, intrusive ultramafic bodies and structural features were identified. An extension of these efforts was later done towards the south on the farms Frischgewaagd and Elandsfontein. Results from the above work contributed directly to the economic feasibility of the overall project, directing the main focus to the Project 1 (Elandsfontein) and Project 2 (Frischgewaagd) areas.

Geophysical information obtained from AP was particularly useful during the identification and extrapolation of major structural features as well as the lithological layering of the Bushveld Igneous Complex.

Item 12(b): Interpretation of Survey (Field Observations) Results:

The structural features identified from the aeromagnetic data were interpreted in terms of a regional structural model (Diagram 6a and b). Major dyke features were easily recognised and these assisted in the compilation of a structural model for the WBJV project area. A prominent east to west trending linear feature was later identified as a south-dipping dyke during the exploration drilling program. This dyke occurs along the northern boundary of the Elandsfontein Project 1 area. A second dyke occurs along the northeastern boundary of the Elandsfontein and Frischgewaagd Project areas.

Other major structural features include potential fault features orientated at 345 degrees north in the deep environment of the Frischgewaagd south area. Satellite imagery supplied by AP clearly distinguishes the darker coloured black clay-rich soils of the Bushveld Igneous Complex. The presence of the Main Zone of the BIC is represented by a purple colour on the satellite image.

Item 12(c): Persons responsible for Survey (Field Observations) Data Collection and Compilation:

The geophysical and satellite imagery data were supplied by Anglo Platinum which included assistance with the interpretation. Mr W.J. Visser (PTM) was responsible for the interpretation and modelling of the information. All other field data (mapping, soil sampling, XRF, petrography, ground magnetic and gravimetric surveys) was collected, collated and compiled by PTM (RSA) personnel under the guidance and supervision of Mr W.J. Visser.

Item 12 (d): Reliability of the Survey (Field Observations) Data:

The exploration fieldwork performed on the WBJV property were conducted by qualified geologists employed by PTM. The work was done under the supervision and control of W.J. Visser and deemed to be reliable and representative.

ITEM 13: DRILLING

Type and Extent of Drilling:

The type of drilling that is being conducted on the WBJV is a diamond drilling, core recovery technique. The drilling involves a BQ size of solid core extraction. The drilling is being placed on an unbiased 500m by 500m grid and detailed when necessary to 250 m by 250 m grid on Project Area 1. The grid has been extended for 4.5 km along strike to include the whole of the Project 1 and 2 areas.

Procedures, Summary and Interpretation of Results:

The results of the drilling and the general geological interpretation were digitally captured in SABLE and a GIS software package trading under the name of ARCVIEW. The exact borehole locations together with the results of the economic evaluation are plotted on plan. From the geographic location of the holes drilled, regularly spaced sections are manually and digitally drawn through the deposit. This information assisted in the interpretation of the sequence of the stratigraphy intersected as well as verifying the information gathered.

Comment on True and Apparent Widths of the Mineralised Zones:

The overall geometry of the deposit has been clearly defined in the sections drawn through the property. On the average the dip of the reef does not exceed fifteen degrees. All the diamond drill holes that have been drilled on the property are vertical holes and the drill holes surveys are virtually vertical. The dip of the reef has been taken into account in the determination of correction factors in declaring the resource. An original dip of 15 degrees was used for channel width corrections (see Item 19f).

Comment on the Orientation of the Mineralised Zones:

The mineralised zones of the Elandsfontein and Frischgewaagd Projects include the Merensky Reef and the UG2 Reef. Both these reefs are planar tabular ultramafic precipitants of a differentiated magma and therefore form a continuous sheet-like accumulate. The stratigrahpic markers both above and below the economic horizons have been recognized and emphasise the recognition of the Merensky Reef and the UG2 Reef.

There are a few exceptions to the quality of recognition of the stratigraphic sequences. These disruptions are generally of a structural nature and are expected within this type of deposit. Some boreholes were identified where no clear and decisive stratigraphic recognition was possible. Such holes were excluded from the resource calculations.

ITEM 14: SAMPLING METHOD AND APPROACH

Item 14(a): Description of the Sampling Method, Details of the Location, Number and Type of Sampling, Size of the Sampling and the Size of the Area Covered in the Sampling Exercise:

The sampling described relates to sampling of diamond drill core. Firstly the core is marked for distance below collar and for major stratigraphic units. Once the stratigraphic units are identified then the economic units are marked. The economic units in this project include the Merensky Reef and the UG2. The top and bottom contacts of the reef are clearly marked on the core. Thereafter the core is rotated in a manner that all lineations pertaining to stratification are aligned to produce a representative split down the core. A centre cut line is then drawn for cutting and thereafter replacing in the core trays. The sample intervals are then marked as a line and a distance from collar. The sample intervals are typically 15 cm to 25cm in length. In area where no economic zones are expected, the sampling interval is allowed to go as high as 1m in length. The sample intervals are then allocated a sampling number. The number is also written on the core for reference purposes. The half core is then removed and place into standard high quality plastic bags together with the sampling tag. The responsible project geologist then seals the sampling bag. The sampling information is recorded on a specially designed sampling sheet enabling easy and accurate digital capture. The sampling extends for about a metre into the hanging wall and footwall of the economic reefs.

Item 14(b): Description of the Drilling Recovery Performance and the Effect on Sampling Bias:

All reef intersections that are sampled require a 100% core recovery. This is required by the drilling company, and if 100% is not recovered the drilling company will re-drill using a wedge to achieve the desired recovery.

Item 14(c): Description of the Sampling Quality, Suitability of the Sampling and the Sampling Bias:

The quality of the sampling is monitored and supervised by a qualified geologist. The methodology is in accordance with the company standards. The sampling is done in a manner that includes the entire economic unit together with hangingwall and footwall sampling. By rotating the core in a manner that the stratification is vertical and by inserting a cutline down the centre of the core, and by only removing one side of the core, the sampling bias is reduced.

Item 14(d):

The methodology in determining the economic cuts are derived from the core intersections. In the case of the Merensky Reef, the marker unit is the bottom contact, which is a less than one 1cm chromite contact. The cut is then taken from that chromite contact to 10cm below and extended vertically to accommodate the majority of the metal content. This information is then statistically processed through the kriging process to derive a geographically unique estimation of the content and dimensions of the deposit.

Item 14(e):

Sample and value composites are shown in Table 1a and 1b

ITEM 15: SAMPLE PREPARATION, ANALYSIS, SECURITY AND DATA VERIFICATION

Item 15(a): Description of the Sampling Methodology, QA/QC, Chain of Custody, Sampling Processing, Sampling Reduction and Security:

Samples are subject to a chain of custody that is tracked at all times. Samples are not removed from their secured storage location without a chain of custody documentation being completed to track the movement of the samples and persons responsible for the security of the samples during the movement. Ultimate responsibility for the safe and timely delivery of the samples to the chosen analytical facility rests with the Project Geologist and samples are not transported in any manner without his written permission.

When samples are prepared for shipment to the analytical facility the following steps are followed:

1.	Samples are sequenced within their secure storage area and the sample sequences examined to determine if any samples are out of order or missing.

2.	The sample sequences and numbers shipped are recorded both on the chain of custody form and on the analytical request form.

3.	The samples are then placed, in sequential order, into securable shipping containers. (the numbers of the samples enclosed on the outside of the container with, the shipment, waybill or order number and the number of containers included in the shipment).

4.	The Chain of Custody form and analytical request sheet are completed, signed and dated by the Project Geologist before the samples are removed from secured storage.

A copy of the analytical request form and Chain of Custody kept on site by the Project Geologist.

5.	Once the above is completed and the sample shipping containers sealed, the samples may be removed from the secured area. The method by which the sample shipment containers have been secured must be recorded on the chain of custody document so that the recipient can inspect for tampering of the shipment.

During the transportation process between the project site and analytical facility the samples are inspected and signed for by each individual or company handling the samples. It is the mandate of both the Supervising and Project Geologist to ensure safe transportation of the samples to the analytical facility and to insure that the samples are, if necessary, outside the custody of PTM contractors or personnel for as little time as possible. Under ideal conditions, samples should be transported to the analytical facility, in the presence of personnel employed by PTM. In all cases the original chain of custody letter accompanies the samples to their final destination.

The Supervising Geologist ensures that the analytical facility is aware of the PTM standards and requirements. The analytical facility will accept the responsibility for inspecting for any evidence or possible contamination or tampering of the shipment that it has received from PTM. A photocopy of the chain of custody letter, signed and dated by an official of the analytical facility, is to be faxed to PTM’s offices in Johannesburg upon receipt of the samples by the analytical facility and the original signed letter is to be returned to PTM along with the signed analytical certificate/s.

If the analytical facility suspects the sample shipment has been tampered with they have instructions to contact the Supervising Geologist immediately who will make arrangements to have someone in the employment of PTM examine the sample shipment and confirm it’s integrity prior to the initiation of the analytical process.

If upon inspection, the Supervising Geologist has any concerns whatsoever that the sample shipment may have been tampered with or otherwise compromised, the responsible geologist will immediately notify the PTM Management of any concerns in writing and decides with the input of management how to proceed. In most cases analysis may still be completed although the data must be treated, until proven otherwise, as suspect and is not suitable as the basis for an outside release until its validity is proven by additional sampling, quality control checks and examination.

Should evidence or suspicions of tampering or contamination of the sampling be uncovered, PTM will immediately commence with a complete security review of the operating procedure. The investigation will be conducted by an independent third party, with the report to be delivered directly and solely to the directors of PTM, for their consideration and drafting of an action plan. All in-country exploration activities will be immediately suspended until this review is complete and has been reviewed by the directors of the company and acted upon.

Item 15(b): Laboratory Particulars and Procedures, Laboratory Standards and Certification:

Four laboratories have been used to date: AARL (Anglo American Analytical Laboratories), Genalysis (Australia), ALS Chemex (South Africa) and currently Setpoint Laboratories (South Africa). Sample preparation was/is performed by these laboratories. Samples are received, verified and checked for moisture and dried if necessary. The samples are then weighed and results reported. The samples are then crushed by a Jaw Crusher after which they are split by either Roller- or Riffler Splitting. Then the samples are milled to 90% < 75 µm, per 2 kg unit, utilising an LM5 pulverisor. The excess sampling material is packaged dispatched back to the PTM.

Samples were analyzed for Au (ppb), Pt (ppb), Pd (ppb) and Rh (ppb) by standard 25g Lead fire assay with an ICP-MS (Inductively Coupled Plasma Mass Spectrometry) finish and for base metal elements by multi (four) acid digestion in Teflon test tubes and AAS (Flame Atomic Absorption Spectrometry) for Cu (ppm), Ni (ppm), Co (ppm) and Cr (ppm). The samples were assayed at Genalysis Laboratories Services in Perth Australia or AARL in Johannesburg (RSA) or ALS Chemex, South Africa (Pty) Ltd or Setpoint Laboratories, Johannesburg, RSA.

Blanks – The insertion of blanks provides an important check on the laboratory practices and the baseline calibration of laboratory instrumentation. Blanks consist of one half, or one quarter, drill core collected from a known interval devoid of Pt, Pd, Cu, Ni mineralisation. Typically this will be a basement or cover lithology previously tested. The blank being used is always noted to track its behaviour and trace metal content. Typically, the first blank is sample number five in a given sampling sequence.

Duplicates – The insertion of duplicates track the reproducibility of sample results. Typically, quartered core is submitted for both samples. The two samples receive sequential numbers. Notation is made in the log as to which sample is being duplicated. In normal cases, the first sample duplicated, is sample number ten, in a sampling sequence.

Standards – Certified reference standards are inserted into the sampling sequence to check the accuracy of the analytical results. Generally the standards are inserted in place of the fifteenth sample in the sample sequence. Standards are supplied by PTM, and as they are the sole method of tracking the accuracy of the analytical data, they are stored in sealed containers and considerable care is taken to ensure they are not contaminated in any manner (i.e. stored in dusty environment, placed in less than pristine sample bag or sprayed/dusted by core saw contamination). Monitoring the quality control of the analytical data is the responsibility of the Supervising Geologist.

Item 15(c): QA&QC Results and Comments:

The QA&QC results are presented in Appendix 2 at the back of this report. Data for boreholes WBJV001 to WBJV087 was utilised during the QA&QC analysis. The following standards were used to evaluate the assay results for Platinum (Pt), Palladium (Pd), Rhodium (Rh) and Gold (Au):

Table 2: Standards used for QA&QC

Standard Type	Platinum (Pt)	Palladium (Pd)	Rhodium (Rh)	Gold (Au)
CDN-PGMS-5	yes	yes	-	-
CDN-PGMS-6	yes	yes	-	yes
CDN-PGMS-7	yes	yes	-	yes
CDN-PGMS-11	yes	yes	-	yes
AMS0005	yes	yes	yes	-
AMS0007	yes	yes	yes	-

Results

All sample values are plotted on graphs for each particular standard and element. The graphs are based on the actual round robin results received from the participating laboratories. The mean and two standard deviations (Mean+2SD and Mean-2SD) are calculated from the round robin results and plotted on the graphs. The assay values from PTM field samples are then plotted on these graphs. Values plotting outside the delineated two standard deviation lines (maximum and minimum) are then failed.

Only Platinum (Pt) and Palladium (Pd) are used to determine failures which are contained within the determined economic mining cut of either the Merensky or UG2 reefs. The bulk of the economic value of the reefs are located within the combined value for Pt and Pd (90% or more), with Rhodium (Rh) and Gold (Au) comprising only 10% of the 4E value. A failed standard is thus a standard that falls into a determined economic mining cut for both reefs (MR and UG2) and that failed on Pt and/or Pd outside two standard deviations (plus or minus) based on the round robin values of that specific standard.

In conclusion, the following failed samples listed in Table 3, are located in the economic mining cut. Samples that failed for Rh and/or Au (evaluated for AMIS0005 and AMIS0007 standards) were not included in the final results as the influence is deemed as not of material value.

Table 3: Failed samples.

BHID	Defl	From	To	Sam_ ID	Batch_Number	Std_Type	Pt	Pd	Reef	Lab
WBJV001	D0	474.7	474.7	J2513	2005/02 WBJV001 D0	CDN5		5.37	UG2	GEN
WBJV002	D2	543.12	543.12	J2796	2005/04 WBJV002 D2	CDN5		5.37	UG2	GEN
WBJV003	D2	556.26	556.26	J2856	2005/04 WBJV003 D2	CDN5	1.36		UG2	GEN
WBJV008	D1	240.03	240.03	O3006	2005/05/WBJV008 D1	CDN5		5.44	MR	SETP
WBJV012	D0	64.75	64.75	O3162	2005/05 WBJV012 D0	CDN5		5.35	MR	SETP
WBJV011	D2	388.61	388.61	O3624	2005/06 WBJV011 D2	CDN6	0.15		UG2	SETP
WBJV030	D2	476.42	476.42	P258	2005/08/WBJV-013	CDN11	0.09		MR	SETP
WBJV033	D2	339.31	339.31	P318	200/08/WBJV-013	CDN11	0.08		MR	SETP
WBJV043	D1	579.9	579.9	P527	2005/09/WBJV/P527	CDN11	0.08		UG2	SETP
WBJV044	D0	501.46	501.46	P607	2005/09/WBJV/P607	AMIS0005	3.75		UG2	SETP
WBJV044	D1	502.75	502.75	P1064	2005/09/WBJV/P1064	AMIS0005	3.72		UG2	SETP
WBJV067	D0	378.34	378.34	P7498	2005/12/WBJV-028	AMIS0005	3.73		UG2	SETP
WBJV067	D1	376.63	376.63	P7594	2005/12/WBJV-028	AMIS0005	3.73		UG2	SETP
WBJV086	D0	203.14	203.14	P8286	2006/02/WBJV-030	AMIS0005		2.43	UG2	SETP
WBJV070	RDRILL	202.56	202.56	P7678	2005/12/WBJV-028	AMIS0007	2.82		MR	SETP
WBJV085	D0	467.54	467.54	P8040	2006/01/WBJV-028	AMIS0007	2.79		MR	SETP

Conclusion

The failure rate for platinum is 11% (90 samples out of 839) and for palladium 9% (77 samples out of 839). Of 839 submitted standards only 16 failed (1.9%), and on close inspection deemed to be insignificant

Correct sampling procedures (marking, cutting, labelling and packaging) were followed at the Exploration Office and accurate recording (sample sheets and digital recording in SABLE) and “Chain of Custody” procedures were followed. It is concluded that adequate sampling of the two economic horizons (Merensky and UG2 Reefs) were done.

The accuracy and efficiency of procedures followed by Setpoint laboratory is deemed to be of an acceptable standard. After assaying 6000 samples (from borehole WBJV 008 to WBJV 087) the turnaround time of Setpoint laboratory averaged 11 days, which is excellent if taken into account that on average there was an error of 10% induced on the standards.

Apart from the PTM submitted standards and blanks, Setpoint laboratory also included their own additional standards (SARM 71 –UG2 and AMIS7 – Merensky) and random pulps were re-assayed as duplicates. The results are available on request.

Item 15(d): Comments on the Sampling Adequacy, Sample Preparation, Security and Analytical Procedures:

An additional independent external QP (Mr. N Williams) reviewed the full set of sampling data at the WBJV project site. This included examination of all core trays for correct number sequencing and labeling. Furthermore the printed SABLE sampling log (including all reef intersections per borehole) was compared with the actual remaining borehole core left in the coreboxes. The following checklist was used to verify:

1.	Sampling procedure, contact plus 10cm, sample length 20-30cm.

2.	Quality of core (core-loss) recorded.

3.	Correct packing and orientation of core pieces.

4.	Correct core sample numbering procedure.

5.	Corresponding numbering procedure in sampling booklet.

6.	Corresponding numbering procedure on printed SABLE log sheet.

7.	Corresponding Chain of Custody Forms completed correctly and signed-off.

8.	Corresponding sampling information in hardcopy borehole files and safe storage.

9.	Assay Certificates filed in borehole files.

10.	Sign-off each reef intersection (bottom reef contact and economic mining cut).

11.	Inclusion of intersection into resource database

Discussion

Two Standards failed in the Merensky Reef and a further five Standards within the UG2 Reef. As Pt and Pd are the main contributors to value within the 3PGM+Au basket, is it deemed a true failure when Pt and Pd are affected and the standard failed by a margin such that a material change to the intercept may have resulted. This situation occurred in one intercept in borehole WBJV15 D0 and was excluded from the economic evaluation. When either Au or Rh failed, it is then not deemed significant as these elements only contribute to a small portion of economic value within the 4E value. The Standards (individual elements) that failed are all of low value contribution (<1g/t; except WBJV15 D0) and is not deemed as significant. In the case of WBJV15 DO, the quality of the intersection did not pass the QA/QC inspection, and was deemed unfit for economic consideration and thus removed form the statistical database.

In general the number of standards failed are less than 1% of the total submitted for analysis, thus the assay reliability is considered to be of a high and reliable quality.

ITEM 16: DATA VERIFICATION

Item 16(a) Description of the Quality Control Measures and Data Verification:

All scientific information is manually captured and digitally recorded. The information derived from the core logging is manually recorded on A4 size logging sheets. After been captured manually, the data is electronically captured into a digital logging program (SABLE). In undertaking the exercise, the program is very specific in the requirements and standards it requires. Should the entered data not be in the set format the information is rejected. This is the first stage of the verification process.

After the information is transferred into SABLE, the same information is transferred into a modelling package (DATAMINE). Modelling packages are unforgiving in their acceptance of conflicting data. This is to say that if there are any overlaps in distances, inconsistencies in stratigraphic or economic horizon nomenclature, then the input is aborted. This is the second stage of verification.

Having gone through the two stages of digital data verification a third stage of section construction and continuity is generated through DATAMINE. The lateral continuity and the packages of hangingwall and footwall straitigraphic units then have to align or be in a format consistent with the general geometry. Should this not be the case then the information is again aborted and thus the third stage of verification is reached.

The final stage of verification of the data is of a geostatistical nature where population distributions, variance and spatial relationships are considered. Anomalies either in grade, thickness, isopach and isocon trends are noted and interrogated. Should inconsistencies and varying trends be unexplainable then the base data is again interrogated until the suitable explanation is obtained.

Item 16(b) Comment on the Authors Verification or Comment on the Responsible Persons Verification Process:

The geological and economic base data has been verified by the QP, and has been found to be acceptable.

Item 16(c): Nature of the Limitations of the Data Verification Process:

As in the case of all information, inherent bias and inaccuracies can and may be present. However with the verification process that has been carried out, should there be a bias or inconsistency in the data, the error would have no material consequence in the interpretation of the model or evaluation.

The data is checked for errors and inconsistencies at each step of handling. The data is also rechecked at the stage that it is entered into the deposit modelling software. In addition to ongoing data checks by project staff, the senior management and directors of PTM have completed spot audits of the data and processing procedures. Audits have also been done on the recording of the drill hole, the assay interpretation and final compilation of the information. The individuals in PTM’s senior management and board of directors who completed the tests and designed the processes are non-independent mining or geological Qualified Persons.

Item 16(d): Possible Reasons for not having completed a Data Verification Process:

All data has been verified before being statistically processed.

ITEM 17: ADJACENT PROPERTIES

Item 17(a) Comment of Public Domain Information of the Adjacent Properties:

The adjacent property to the WBJV is the Bafokeng Rasimone Platinum Mine which operates under a joint venture between Anglo Platinum and the Royal Bafokeng Nation. The operation lies directly to the south of the Elandsfontein and Frischgewaagd Project areas and operating stopes are within 1500m of the WBJV current drilling area. This is an operational mine and the additional information is published in the 2004 AP Annual Report which can be found on www.angloplats.com website.

The Royal Bafokeng Nation has itself made public disclosures and information with respect to the property and this can be found on www.rbr.co.za.

Salient features derived from the sources mentioned above include the following (Investment Analysts Report March 11, 2005, Anglo Platinum Website):

1.	An original design of 200,000 tons per month Merensky Reef operation from twin declines with a dip mining method. A team approach. The mine also completed an open cast Merensky Reef and UG2 Reef operation and mechanised mine was started in the south part of the mine.

2.	The planned steady state is to increase to 220,000 tons per month, 80% from traditional breast mining. As a result of returning to traditional breast mining development requirements reduced.

3.	The plan also reverted to single skilled operators.

4.	The mine mills about 2,400,000 per year with a built up head grade of 4.47 g/t 4PGE in 2004.

5.	Mill recovery in 2004 was 85.83%.

6.	200,000 refined platinum ounces were planned to be produced in 2005.

7.	Operating costs per ton milled in 2002, 2003 and 2004 were R284/t, R329/t and R372/t respectively.

Item 17(b) Source of Adjacent Property Information:

The BRPM operations information is found on website www.angloplats.com and the BRPM Royal Babokeng Nation’s information is found on website www.rbr.co.za.

Item 17(c) Applicability of the Adjacent Property Information:

Due to the WBJV being a continuous and an adjacent orebody to the BRPM operations, the information obtained from BRPM is of major significance and appropriate in making decisions about the WBJV.

Item 17(d) Comment on the Application of the Adjacent Property Information:

The BRPM technical and operational information can be useful to the WBJV in so far as planning statistics are concerned. It must be remembered that the overall design and modus operandi of the WBJV is different to that of the BRPM operations and only certain aspects of the BRPM design can be used. The overall design recommendations for the WBJV have relied upon a more “industrial norm” approach by choosing the best practice approached across the industry.

ITEM 18: MINERAL PROCESSING AND METALLURGICAL TESTING

Metallurgical investigations are planned and have commenced and will be reported on in the Pre-feasibility reports.

ITEM 19: MINERAL RESOURCE ESTIMATES

Item 19(a) Standard Reserve and Resource Reporting System:

The author has complied with the SAMREC code of reporting of mineral resources and mineral reserves. The code allows for a resource or reserve to be upgraded (or down graded) if, amongst others, economic, legal, environmental, permitting circumstances change. The author has allowed for a geological and geostatistical set of rules for the classification of either the resource or reserve. The methodology also relies on the structural and facies aspects of the geology to define the resource classification. The principals of the reserve and resource classification are consistent with the Inferred, Indicated and Measured resource classification and the Probable and Proved reserve classification.

Item 19(b) Comment on Reserves and Resources Subsets:

This particular report deals primarily with the Indicated and Inferred Resources. The specific data distribution and geographic layout allows for the inferred resource to qualify for any upgrade to higher confidence resource categories. The total resource is therefore within the Inferred and Indicated Resource category and therefore has NO further subdivision or sub classifications.

Item 19(c) Comment on Indicated Resource Subset:

The definition of the resource is as defined in the SAMREC code and is in no manner or form duplicated and double accounted.

Item 19(d) Relationship of the QP/s to the Issuer:

The Qualified Person responsible for this report has a contractual but no commercial or any other relationship with PTM other than to compile and complete this report.

Item 19(e) Detailed Mineral Resource Tabulation:

From the interpolated block model a mineral resource was calculated for the Pegmatoidal Feldspathic Pyroxenite Facies (FPP) and Contact Reef (CR) of the Merensky Reef and for the UG2 reef (Table

4). The FPP domain covers the Pegmatoidal Feldspathic Pyroxenite and Hartzburgite facies of the Merensky Reef. Table 4 shows the tonnage and grade for each facies at specific cut-off grade (4E (cmg/t)). The block model cells with a channel width of less than 1 metre were diluted to a minimum channel width of 1m. Channel width values of greater than 1m were kept as is. The cut-off grade categories are on content (4E (cm g/t)) because the interpolation was done on content as was the mechanism for the change of support or post processing. Diagram 8 shows the grade tonnage curve for the different reefs and respective domains. The highlighted entry in the table is there to draw attention to the specific cut-off for any one resource category. A summary of the declared resources is tabulated below.

The resources include the upgrading to the Indicated category of a portion of the Merensky Reef resources and new Indicated Resources have been outlined on the UG2 Reef. In addition, new resources have been outlined on the Merensky Reef from surface to 250 metres deep. On the UG2 Reef in Project 2, new resources have been delineated with an average 1.62 metre reef thickness near surface, on strike from the area previously investigated. Approximately 40 % of the Western Bushveld Joint Venture surface area has been investigated in drilling to date by PTM, the operator of the Western Bushveld Joint Venture. PTM has completed approximately 36,475 metres of drilling in 93 holes and this update includes the results up to hole 87, along with previous results from Anglo Platinum. The resources are estimated by the kriging statistical method and the Indicated Resources have drill spacing of approximately 250 metres or less. In keeping with best practice in resource estimation, an allowance for known and anticipated geological losses is made. These account for approximately 35% of the area. The resource estimate has taken this into account.

The prill split estimates of the platinum, palladium, rhodium and gold (4E) have been provided in compliance with Canadian National Policy 43-101. Caution must be exercised with respect to these estimates as they have been calculated by simple arithmetic means. While a rigorous statistical process of resource estimates has been completed on the combined 4E grades consistent with South African platinum industry best practice for estimation, the prill split has been calculated using the arithmetic mean of the assay information.

Table 4: Mineral Resource for the Merensky and UG2 Reefs.
Cut-Off	Tonnage	DIP	Tonnage (Corrected for dip)	Geological Loss	Tonnage	Mining Width	Av Gold	Metal Content
cmg/t	Mt		Mt	%	Mt	cm	g/t	Kg	Moz

Merensky (CR Facies) Inferred
0	10,005,520	15	10,357,714	10	9,321,943	104.47	0.53	4,929	0.1585
100	791,952	15	819,829	10	737,846	104.47	2.47	1,824	0.0587
300	190,539	15	197,246	10	177,521	104.47	6.14	1,090	0.0351
400	180,586	15	186,943	10	168,248	104.47	6.31	1,061	0.0341
500	171,712	15	177,756	10	159,981	104.47	6.44	1,030	0.0331
700	131,399	15	136,024	10	122,421	104.47	6.81	834	0.0268
900	27,390	15	28,354	10	25,519	104.47	9.18	234	0.0075
Merensky (CR Facies) Indicated
0	11,973	15	12,394	10	11,155	118.22	4.71	53	0.0017
100	8,233	15	8,523	10	7,671	118.22	6.68	51	0.0016
300	7,971	15	8,252	10	7,426	118.22	6.86	51	0.0016
400	7,817	15	8,092	10	7,283	118.22	6.93	50	0.0016
500	7,359	15	7,618	10	6,856	118.22	7.13	49	0.0016
700	5,427	15	5,618	10	5,056	118.22	7.90	40	0.0013
900	3,115	15	3,225	10	2,902	118.22	9.01	26	0.0008
Merensky (FPP Facies) Inferred
0	19,736,640	15	20,431,370	10	18,388,233	120.63	6.16	113,187	3.6391
100	19,665,630	15	20,357,860	10	18,322,074	120.63	6.18	113,162	3.6382
300	19,231,170	15	19,908,107	10	17,917,296	120.63	6.27	112,312	3.6109
400	17,957,380	15	18,589,480	10	16,730,532	120.63	6.50	108,786	3.4975
500	15,616,540	15	16,166,242	10	14,549,618	120.63	6.91	100,585	3.2339
700	9,656,958	15	9,996,883	10	8,997,195	120.63	8.11	72,960	2.3457
900	4,966,995	15	5,141,833	10	4,627,650	120.63	9.57	44,289	1.4239
Merensky (FPP Facies) Indicated
0	6,311,307	15	6,533,465	10	5,880,119	122.49	6.83	40,180	1.2918
100	6,242,252	15	6,461,979	10	5,815,781	122.49	6.91	40,159	1.2911
300	6,161,937	15	6,378,837	10	5,740,953	122.49	6.97	40,006	1.2862
400	5,910,384	15	6,118,430	10	5,506,587	122.49	7.14	39,303	1.2636
500	5,404,714	15	5,594,960	10	5,035,464	122.49	7.45	37,514	1.2061
700	3,873,274	15	4,009,613	10	3,608,652	122.49	8.40	30,323	0.9749
900	2,339,231	15	2,421,572	10	2,179,415	122.49	9.58	20,889	0.6716
UG2 Inferred
0	15,064,437	15	15,594,705	10	14,035,235	143.23	3.31	46,407	1.4920
100	13,401,000	15	13,872,715	10	12,485,444	143.23	3.66	45,642	1.4674
300	9,820,753	15	10,166,443	10	9,149,799	143.23	4.57	41,786	1.3435
400	8,301,681	15	8,593,900	10	7,734,510	143.23	4.93	38,147	1.2265
500	6,400,697	15	6,626,001	10	5,963,401	143.23	5.42	32,338	1.0397
700	3,118,198	15	3,227,958	10	2,905,163	143.23	6.62	19,230	0.6183
900	1,315,061	15	1,361,351	10	1,225,216	143.23	7.97	9,762	0.3139

UG2 Indicated
0	21,281,571	15	22,030,682	10	19,827,614	142.22	2.12	42,070	1.3526
100	15,702,802	15	16,255,541	10	14,629,987	142.22	2.72	39,813	1.2800
300	7,825,402	15	8,100,857	10	7,290,771	142.22	4.30	31,324	1.0071
400	5,997,654	15	6,208,771	10	5,587,894	142.22	4.79	26,787	0.8612
500	4,380,668	15	4,534,867	10	4,081,380	142.22	5.31	21,671	0.6967
700	2,131,862	15	2,206,904	10	1,986,213	142.22	6.34	12,601	0.4051
900	938,864	15	971,912	10	874,721	142.22	7.47	6,531	0.2100

(Footnote: If the Merensky Reef is less than 1metre then the value is corrected to 1m)

Estimated Indicated Resource Base: See Cautionary Notes
(MR FPP indicates Feldspathic Pegmadoidal Pyroxenite on the Merensky Reef and MR CR indicates Merensky Reef Contact Reef.)

Indicated Resource
	Cut-Off (cmg/t)	Million Tonnes	Grade g/t 4E	Mining Width (cm)	Diluted Mining Width (cm)	Tonnes PGM (4E)	Million Ounces PGMs (4E)
MR FPP	100	5.816	6.91	122.49	122.49	40.16	1.2911
MR CR	300	0.007	6.86	118.22	118.22	0.05	0.0016
UG2	100	14.630	2.72	142.22	142.22	39.81	1.2800
Total Indicated		20.453	3.91	127.64	127.64	80.023	2.5728

Prill Splits	Pt	Pt g/t	Pd	Pd g/t	Rh	Rh g/t	Au	Au g/t
MR FPP	65%	4.48	27%	1.85	4%	0.29	4%	0.29
MR CR	65%	4.45	27%	1.84	4%	0.28	4%	0.28
UG2	63%	1.71	27%	0.74	9%	0.25	1%	0.03

The cut-offs for Indicated and Inferred Resources have been established by the QP after a review of potential operating costs and other factors.

Estimated Inferred Resource Base: See Cautionary Notes

Inferred Resource
	Cut-Off (cmg/t)	Million Tonnes	Grade g/t 4E	Mining Width (cm)	Diluted Mining Width (cm)	Tonnes PGM (4E)	Million Ounces PGMs (4E)
MR FPP	100	18.322	6.18	120.63	120.63	113.16	3.6382
MR CR	300	0.178	6.14	104.47	104.47	1.09	0.0351
UG2	100	12.485	3.66	143.23	143.23	45.64	1.4674
Total Inferred		30.985	5.16	122.78	127.64	159.89	5.1407

Prill Splits	Pt	Pt g/t	Pd	Pd g/t	Rh	Rh g/t	Au	Au g/t
MR FPP	65%	4.01	27%	1.65	4%	0.26	4%	0.26
MR CR	65%	3.99	27%	1.64	4%	0.25	4%	0.25
UG2	63%	2.30	27%	0.99	9%	0.33	1%	0.03

Diagram 8: Grade Tonnage Curve for the Merensky and UG2 Reefs

Item 19(f) Key Assumptions, Parameters and Methods of Resource Calculation:

A total of 93 boreholes were drilled in the area of interest (Refer to Diagram 5) of which only 60 boreholes could be used for Merensky Reef mineral resource estimation and 65 boreholes for UG2 mineral resource estimation. A number of historical boreholes were originally found to not meet with the quality assurance criteria and were not used in the evaluation of the project area.

The assay values reflect 4E (platinum, palladium, rhodium and gold). An area towards the southwest has been defined where resource estimation is not possible for the Merensky Reef. The reason is based on the diamond drilling information having intersected the reefs at less than 50 m from surface resulted in an excessive core loss and often intersected units where a thinning of the reefs and/or stratigraphy occur leading to reef identification/correlation problems.

The original borehole and deflections have been combined (weighted average) to represent a single intersection for each borehole. Borehole reef width and 4E grades used in the resource estimation exercises are depicted in Tables 1a and 1b .

The available borehole data consists of previously drilled AP and recently drilled PTM holes. The AP borehole PGM values consisted of Pt, Pd, Rh and Au. Some of the drilled holes did not have Rh values and these were obtained from existing relationship of Pt and Rh values (Refer to Diagrams 9 and 10).

Diagram 9: Scatter plot of Rh vs Pt for the Merensky Reef

Diagram 10: Scatter plot of Rh vs Pt for the UG2 Reef

In the evaluation process the metal content (4E cmg/t) and channel width (cm) values are used. The channel width refers to the corrected reef width. The values have been interpolated into a 2D block model. The 4E grade (g/t) has been calculated from the interpolated content and channel width values. All interpolated model cells for both the Merensky Reef and UG2 reefs of less than 1m have been diluted to reflect a minimum mining width cut of 1m. A regional dip of 15 degrees was used for channel width corrections.

The Merensky Reef was divided into two distinct facies type consisting of one geological domain each (Refer to Diagram 11) whereas the UG2 consists of only one facies type with different geological domains (Refer to Diagram 12). Grade estimation was done within specific geological domains.

Statistical Analysis

Descriptive statistics in the form of histograms (frequency distributions) and probability plots (evaluate the normality of the distribution of a variable) were used to develop an understanding of the statistical relationships. Skewness is a measure of the deviation of the distribution from symmetry (0 – no skewness). Kurtosis measures the "peakedness" of a distribution (3 – normal distribution).

Descriptive statistics for the Merensky and the UG2 Reefs are summarised in Tables 5, 6 and 7. Table 5: Descriptive Statistics for the Merensky Reef (MR CR Facies) MR CR – Domain 1

	Descriptive Statistics (Spreadsheet1)
	Valid N	Mean	Minimum	Maximum	Variance	Std.Dev.	Skewness	Kurtosis
Variable
CW (cm)	39	106.8958	78.23989	176.7642	275.106	16.58633	2.303216	7.648765
4E (g/t)	39	0.4877	0.04000	2.0024	0.288	0.53696	1.431247	1.205032
4E (cmg/t)	39	53.5182	3.67055	237.8972	3595.866	59.96554	1.417112	1.276235

Table 6: Descriptive Statistics for the Merensky Reef (MR FPP Facies)

MR FPP – Domain 1

	Descriptive Statistics (FPP Domain 1)
	Valid N	Mean	Minimum	Maximum	Variance	Std.Dev.	Skewness	Kurtosis
Variable
CW (cm)	50	119.1373	41.53413	206.710	980.9	31.3195	1.266146	2.414725
4E (g/t)	50	5.9707	0.07531	15.758	12.7	3.5617	0.535430	0.802250
DOM2ALL_MRMC_CMGT	50	734.6044	7.27429	2379.227	260638.9	510.5280	1.001196	1.609512

MR FPP – Domain 2

	Descriptive Statistics (FPP Domain 2)
	Valid N	Mean	Minimum	Maximum	Variance	Std.Dev.	Skewness	Kurtosis
Variable
CW (cm)	1	97.5587	97.5587	97.5587
4E (g/t)	1	2.1841	2.1841	2.1841
4E (cmg/t)	1	213.0742	213.0742	213.0742

MR FPP – Domain 3

	Descriptive Statistics (FPP Domain 3)
	Valid N	Mean	Minimum	Maximum	Variance	Std.Dev.	Skewness	Kurtosis
Variable
CW (cm)	2	112.0474	96.5926	127.5022	477.7023	21.85640
4E (g/t)	2	4.1550	3.5500	4.7600	0.7321	0.85560
4E (cmg/t)	2	456.2068	452.6328	459.7807	25.5462	5.05433

MR FPP – Domain 4

	Descriptive Statistics (FPP Domain 4)
	Valid N	Mean	Minimum	Maximum	Variance	Std.Dev.	Skewness	Kurtosis
Variable
CW (cm)	3	131.6879	109.1496	170.9689	1165.65	34.1416	1.67607
4E (g/t)	3	1.6110	0.0429	2.6900	1.93	1.3896	-1.38747
4E (cmg/t)	3	219.1943	4.9359	359.0346	35500.03	188.4145	-1.50010

Table 7: Descriptive Statistics for the UG2 Reef

UG2 – Domain 1

	Descriptive Statistics (UG2 Domain 1)
	Valid N	Mean	Minimum	Maximum	Variance	Std.Dev.	Skewness	Kurtosis
Variable
CW (cm)	13	105.5088	96.59258	175.7985	474.15	21.7750	3.256575	11.07769
4E (g/t)	13	0.7149	0.07000	4.4900	1.34	1.1571	3.361788	11.73471
4E (cmg/t)	13	71.9790	6.76148	433.7007	12348.35	111.1232	3.334608	11.59724

UG2 – Domain 2

	Descriptive Statistics (UG2 Domain 2)
	Valid N	Mean	Minimum	Maximum	Variance	Std.Dev.	Skewness	Kurtosis
Variable
CW (cm)	22	125.0873	96.59258	265.6296	1616.67	40.2079	2.577090	7.126776
4E (g/t)	22	2.7027	0.07000	6.2188	3.22	1.7947	0.271383	-0.554316
4E (cmg/t)	22	339.6955	14.40195	905.4386	64167.57	253.3132	0.606844	-0.332130

UG2 – Domain 3
	Descriptive Statistics (UG2 Domain 3)
	Valid N	Mean	Minimum	Maximum	Variance	Std.Dev.	Skewness	Kurtosis
Variable
CW (cm)	37	154.9398	95.62646	407.6208	5795.303	76.12689	1.643163	2.331745
4E (g/t)	37	0.7733	0.06042	1.6759	0.167	0.40880	0.147572	-0.331566
4E (cmg/t)	37	122.0186	7.18691	423.5522	7502.592	86.61750	1.251151	2.815381

UG2 – Domain 4

	Descriptive Statistics (UG2 Domain 4)
	Valid N	Mean	Minimum	Maximum	Variance	Std.Dev.	Skewness	Kurtosis
Variable
CW (cm)	29	139.9261	85.96740	298.471	2975.3	54.5467	1.679673	2.171666
4E (g/t)	29	4.2060	0.57886	7.275	1.4	1.1916	-0.406057	2.801287
4E (cmg/t)	29	615.0712	59.26923	1805.949	147293.1	383.7878	1.901132	3.588396

UG2 – Domain 5

	Descriptive Statistics (UG2 Domain 5)
	Valid N	Mean	Minimum	Maximum	Variance	Std.Dev.	Skewness Kurtosis
Variable
CW (cm)	3	120.0969	109.1495	136.1959	202.781	14.24011	1.414880
4E (g/t)	3	1.0369	0.7006	1.7068	0.337	0.58015	1.732007
4E (cmg/t)	3	120.8737	80.5293	186.2979	3268.497	57.17077	1.594178

UG2 – Domain 6

	Descriptive Statistics (Spreadsheet21)
	Valid N	Mean	Minimum	Maximum	Variance	Std.Dev.	Skewness	Kurtosis
Variable
CW (cm)	5	165.7527	108.1838	239.550	3358.2	57.9500	0.249156	-2.19308
4E (g/t)	5	3.3449	0.6417	6.471	6.5	2.5577	-0.047505	-2.28218
4E (cmg/t)	5	590.8750	87.2232	1550.204	347404.3	589.4101	1.340826	1.89549

No corrections were made to the data and the statistical analysis show the expected relationships for this type of reefs.

Variography

Variograms are a useful tool to investigate the spatial relationships of samples. Variograms for metal content (4E cmg/t) and channel width (cm) were modelled. The log variogram is used to assist in establishing the expected structures, ranges and nugget effect for the untransformed 4E cmg/t values in specific domains. Note that the untransformed variograms and not the log-variograms are used for the kriging.

No anisotrophy was found and therefore all variograms were modelled as omidirectional. All variograms were modelled as two structure variograms. Table 8 summarises the variogram model parameters for the different reefs and domains.

Grade Estimation

The full reef composite values (4E content (cm g/t)) and channel width (cm) have been interpolated into a 2D block model. Both Simple Kriging (“SK”) and Ordinary Kriging (“OK”) techniques have been used. It has been shown that the SK technique is more efficient when limited data is available for the estimation process.

Table 8: Variogram Parameters

										1st Structure			2nd Structure
										Range1	Range2	Range3		Range1	Range2	Range3
Reef	Domain	Angle1	Angle2	Angle3	Axis1	Axis2	Axis3	Nugget	Sill 1				Sill 2
										(X)	(Y)	(Z)		(X)	(Y)	(Z)
								%	%	m	m	m	%	m	m	m
CR	1	30	0	0	Z	Y	X	30.36	70.01	73.67	51.01	1	100	439.08	107.67	1
FPP	1	0	0	0	Z	Y	X	25.97	52.24	115.93	115.93	1	100	405.55	405.55	1
FPP	2	30	0	0	Z	Y	X	43.56	77.70	70.00	70.00	1	100	300.00	300.00	1
FPP	3	30	0	0	Z	Y	X	43.56	77.70	70.00	70.00	1	100	300.00	300.00	1
FPP	4	30	0	0	Z	Y	X	43.56	77.70	70.00	70.00	1	100	300.00	300.00	1
UG2	1	30	0	0	Z	Y	X	34.50	69.47	73.46	73.46	1	100	274.23	274.23	1
UG3	2	30	0	0	Z	Y	X	37.58	70.71	74.95	74.95	1	100	357.80	357.80	1
UG4	3	30	0	0	Z	Y	X	33.69	72.58	77.62	77.62	1	100	422.24	422.24	1
UG5	4	30	0	0	Z	Y	X	34.94	74.92	80.32	80.32	1	100	567.68	567.68	1
UG6	5	30	0	0	Z	Y	X	29.21	72.30	75.00	75.00	1	100	273.82	273.82	1
UG7	6	30	0	0	Z	Y	X	30.90	76.20	73.21	73.21	1	100	403.62	403.62	1

The 4E grade concentration (g/t) was calculated from the interpolated kriged 4E content (cmg/t) and channel width (cm) values. Detailed checks were done to validate kriging outputs including input data and kriged estimates checks, efficiency checks etc.

The simple kriging process uses a local or global mean as a weighting factor in the kriging process. For this exercise 800m x 800m blocks have been selected to calculate the local mean value for each block in respective domains. A minimum of 16 samples were required for a 800m x 800m block to be assigned a local mean value otherwise a domain global mean is assigned. The majority of the blocks used a global domain mean in the SK process with only a few blocks that used a local mean where there was enough data support.

The following parameters were used in the kriging process:

1.	Point data - metal content (4E cmg/t) and channel width (cm)

2.	200m x 200m x 1m block size

3.	discretisation 40 x 40 x 1 for each 200m x 200m x 1m block

4.	first search volume – 1000m

	a.	Minimum number of samples 4

	b.	Maximum number of samples 40

5.	second search volume

	a.	1.5 x first search volume

	b.	minimum number of samples 2

	c.	maximum number of samples 40

6.	third search volume

	a.	3 x first search volume

	b.	minimum number of samples 1

	c.	maximum number of samples 20

7.	interpolation methods – simple kriging and ordinary kriging

8.	Local and domain global mean values used in the simple kriging process.

Diagrams 13 to 21 show the channel width, 4E grade (g/t) and 4E content (cm g/t) plots for the Merensky and UG2 Reefs.

Post Processing

During early stages of projects the data is invariably on a relatively large grid. This grid is much larger than the block size of a selective mining interest, i.e. selective mining units (SMU). Efficient kriging estimates for SMU’s or of much larger blocks units will then be smoothed due to information effect or size of blocks. Any mine plan or cash flow calculations made on the basis of the smoothed kriged estimates will misrepresent the economic value of the project, i.e., the average grade above cut-off will be underestimated and the tonnage over estimated. Some form of post-processing is required to reflect the realistic tonnage grade estimates for respective cut-offs. Using the limited data available preliminary post-processed analysis has been done.

A selective mining unit (SMU) of 20m x 30m was selected with an expected future underground sampling configuration on a 20m x 20m grid. Information effects were calculated based on the SMU and the expected future production underground sampling configuration.

Within the parent blocks of 200m x 200m x 1m, the distribution of selective mining units has been estimated for various cut-offs. The latter has been estimated using lognormal distribution of SMUs within the large parent blocks – 200m x 200m x 1m (See Assibey-Bonsu and Krige, 1999). This technique for post-processing has been used based on the observed lognormal distribution of the underlying 4E values in the project area (i.e. the indirect lognormal post-processing technique has been used for the change of support analysis).

For each parent block the grade, tonnage and metal content above respective cut-offs (on the basis of the SMU’s) were translated into parcels to be used for mine planning.

Grade tonnage curves were therefore calculated for each parent block. The following cut-offs were considered 100, 300, 400, 500, 700 and 900 cmg/t.

A Specific Gravity (SG) of 3.2 was used for the Merensky Reef and 3.6 for the UG2 Reef for tonnage calculations.

Resource Classification

The mineral resource classification is a function of the confidence of the whole process from drilling, sampling, geological understanding and geostatistical relationships. The following aspects or parameters were considered for resource classification:

1.	Sampling – Quality Assurance / Quality Control

	a.	Measured : high confidence, no problem areas

	b.	Indicated: high confidence, some problem areas with low risk

	c.	Inferred: some aspects might be of medium to high risk

2.	Geological Confidence

	a.	Measured: High confidence in the understanding of geological relationships, continuity of geological trends and sufficient data.

	b.	Indicated : Good understanding of geological relationships

	c.	Inferred : geological continuity not established

3.	Number of samples used to estimate a specific block

	a.	Measured: at least 4 boreholes within semi-variogram range and minimum of twenty 1m composited samples.

	b.	Indicated : at least 3 boreholes within semi-variogram range and a minimum of twelve 1m composite samples

	c.	Inferred : less than 3 borehole within the sem-variogram range

4.	Kriged variance

	a.	This is a relative parameter and is only an indication and used in conjunction with the other parameters.

5.	Distance to sample (semi-variogram range)

	a.	Measured : at least within 60% of semi – variogram range

	b.	Indicated : within semi-variogram range

	c.	Inferred : further than semi-variogram range

6.	Lower Confidence Limit (blocks)

	a.	Measured : < 20% from mean (80% confidence)

	b.	Indicated : 20% – 40% from mean (80% – 60% confidence)

	c.	Inferred : more than 40% (less than 60% confidence)

7.	Kriging Efficiency

	a.	Measured : > 40%

	b.	Indicated : 20 – 40%

	c.	Inferred : <20%

8.	Deviation from lower 90% confidence limit (data distribution within resource area considered for classification)

	a.	<10% deviation from mean – measured resource

	b.	10 – 20% indicated resource

	c.	>20 inferred resource

Using the above criteria the current Merensky Reef and UG2 reefs in the delineated project area were classified as an Inferred and Indicated Mineral Resource (Diagrams 22 and 23).

Item 19(g) Description of Potential Impact of the Reserve and Resource Declaration with respect to Environmental, Permits, Legal, Title, Taxation, Socio-economic, Marketing and Political Issues:

The intention of the report is to produce a Resource update base on the inferred and indicated resources. However in this report, assumptions are made regarding the environmental conditions, permitting, legal and political issues and assumed, with limited research are favourable. Taxation and marketing issues will be applied in real and un-escalated terms.

Item 19(h) Technical Parameters Effecting the Reserve and Resource Declaration which includes Mining, Metallurgy and Infrastructure:

Technical parameters specific to a planar and tabular precious metal deposit are well understood and are referred to as the “flow of ore” parameters. The methodology takes into account the intentional and unintentional increase in tonnage due to mining. It also takes into account the unintentional and unaccounted loss of metal or metal not reaching the plant or recovered by the plant.

A selective cut of 100 cmg/t (MR-FPP and UG2) and 300 cmg/t (MR-CR facies) was applied to the grade tonnage tabulations for both the Merensky Reef and the UG2 in anticipation of those categories falling below the cut-off would not be economically viable. Clearly detailed optimisation studies need to be done in order to declare specific cut-off based on the working costs, metallurgical recoveries, metal prices, previous work done in the Preliminary Assessment Report filed on SEDAR in December 12, 2005 as well as other factors. It is however the opinion of the QP that a provisional 100-300cm g/t cut-off would be fair and reasonable for the declaration of the resources in this report.

Item 19(i) 43-101 Rules Applicable to the Reserve and Resource Declaration:

In terms of which this report is issued, the inferred and indicated resources can be used. The specific 43-101 regulations pertaining to this declaration are as specified in Item 4.

Item 19(j) Table showing the Quality, Quantity and Grade of the Multi-element Precious Metal Declaration:

Refer to Table 1a and Table 1b

Item 19(k) Metal Splits for the Multi-element Precious Metal Declaration:

Refer to Table 1a and Table 1b

ITEM 20: OTHER RELEVANT DATA AND INFORMATION

The mineral resource described in this report does not have demonstrated economic viability. Such deductions can only be made once, amongst other, financial and working cost estimates are applied to the resource.

RSA Reserve and Resource Declaration Rules

The South African Code for Reporting of Mineral Resources and Mineral Reserves (SAMREC Code) sets out minimum standards, recommendations and guidelines for Public Reporting of Exploration Results, Mineral Resources and Mineral Reserves in South Africa.

Documentation prepared for Public Report must be prepared by or under the direction of, and signed by, a Competent Person. A Competent Person is a person who is a member of the South African Council for Natural Scientific Professions (SACNASP) or the Engineering Council of South Africa (ECSA) or any other statutory South African or international body that is recognised by SAMREC. A Competent person should have a minimum of five years experience relevant to the style of mineralisation and type of deposit under consideration.

A ‘Mineral Resource’ is a concentration [or occurrence] of material of economic interest in or on the Earth’s crust in such form, quality and quantity that there are reasonable and realistic prospects for eventual economic extraction.

The definitions of each of the Reserves and Resource categories can be found under Item 19(f).

Resource Block Estimation

To further clarity the distribution of the resources declared under Item 19, it is useful to geographically apply the resource results to the geometry of the deposit.

In this regard, the structural model for the project area is shown in Diagrams 6a and b. The structure then allows for specific structurally related block (Diagrams 7a and b) to be allocated a resource estimate as calculated and reported under Item 19. The methodology employed is the redeployment of the resource model into and bound by the fault block perimeter.

This information has now been made available for further design and engineering considerations as per the QP’s recommendations.

ITEM 21: INTERPRETATION AND CONCLUSIONS

Item 21 (a) Results:

A mineral resource estimate has been calculated for the Merensky Reef and UG2 Reef from available borehole information. The mineral resource for both the Merensky and UG2 reefs are classified as an Inferred and Indicated Mineral Resources. The Merensky Reef was divided into two distinct domains based on different facies with specific lithological and mineralised characteristics. The in-situ interpolated grade models have been diluted where channel width was less than a 1m mining width to a diluted width of 1m. Reef thickness in excess of 1m is taken as that particular width. Refer to table 4 for the mineral resource results.

Item 21 (b) Interpretation of the Geological Model:

The stratigraphy of the project area is well understood and specific stratigraphic units could be identified in the borehole core. The Merensky Reef and UG2 Reef units could be recognised in the core and is correlatable across the project area. It was possible to interpret major structural features from the borehole intersections as well as from geophysical information.

Item 21 (c) Evaluation Technique:

The evaluation of the project was done using best practices. Simple kriging was selected as the best estimate for the specific borehole distribution. Change of support (SMU blocks) was considered for the initial large estimated parent blocks with specific cut-off grades. The resource is classified as Inferred and Indicated Mineral Resource and could result in grade and variance relationships changes with additional data. With more data the variogram models will improve with resultant confidence in the estimation.

Item 21 (d) Reliability of the Data:

The data was specifically inspected by the QP and found to be reliable and consistent.

Item 21 (e) Strengths and Weaknesses with respect to the Data:

Weaknesses: As a result of the drill data Inferred and Indicated Resource levels of confidence can be implied. Additional geotechnical work will be required to assess mineability. Although the metallurgical properties of the Merensky and UG2 reefs are well known, detailed metallurgical work will need to assess the recoverable percentages of the reported grades.

Strengths:

QA/QC work done on laboratory samples is of a high standard, including the insertion of blanks and standards. The data has been found to be consistent and well structured. The support of the digital data by paper originals, chain of custody and drilling records is well assembled and of high quality.

Item 21 (f) Objectives of the Projects Adherence to the Scope of Study:

The intention of this phase of the work program was to be able to have sufficient data and confidence to achieve an upgraded resource estimate. This has been achieved and thus the objectives of the program have been met.

ITEM 22: RECOMMENDATIONS

Item 22 (a) Further Work Required

The current mineral resource is classified partly as an Indicated Mineral Resource with additional resources classified as Inferred.

Current parameters, including but not being limited to kriging efficiency, 90% lower confidence limit, number of samples used in estimate and variogram ranges show that some of the area is now inside the criteria for indicated mineral resource.

The interpretation of the structural model together with the evaluation results culminate into a mining block (Diagrams 7a and b). These blocks allow for the in situ grade and economic value analysis, which requires further work and interpretation.

It is the recommendation of the QP to commission a Pre-feasibility study to further understand the mining block valuation.

Item 22 (b) Recommended Phases of Work

The main focus should be to further upgrade more of the inferred and indicated mineral resources within both the Merensky and UG2 reefs. A Pre-feasibility study is recommended to begin engineering and other evaluation and confirmation work.

Item 22 (c) Objectives to be Achieved in Future Work Programs

The objectives of the future work programs are to ensure the integrity of the mineral resource by upgrading the confidence level to further increase the Indicated Resource category. The prefeasibility would allow for the engineering and economic evaluation whilst drilling continues as per the recommendation.

Item 22 (d) Detailed Future Work Programs

To further increase the Indicated Resource additional boreholes are required to be drilled on a 250m x 250m grid. Geostatistical parameters derived from the modelled semi-variograms support a range of 250m as sufficient to upgrade the resource to reserve. At least 10 boreholes need to be drilled to the west and east of the delineated indicated resource area for Project 1.

No of	Average depth	Total Inclusive	Total metres (plus	Rate of
Boreholes	(metres)	Cost/metre	deflection drilling)	Drilling	Total Cost
10	500m	R550/m	5000	250 days	R2.25 M

It is recommended that two deflections (one long 80m, one short 25m) apart from the original intersection be drilled on the Merensky Reef for statistical manipulation. The rate of drilling based on 4 Machines which average 25m/shift (per machine) taking into account site moves and rehabilitation. Drilling will then take six months to complete and taking into account the assaying process will the data will be ready June 2006.

The Frischgewaagd Project Area (Project 2) shows currently potential for UG2 reef development. Only a few boreholes have been drilled in this area and further drilling is required to delineate the full potential of this area to move portion of the area into an indicated resource. At least 20 boreholes would be required on a 250m grid.

No of	Average depth	Total Inclusive	Total metres (plus	Rate of
Boreholes	(metres)	Cost/metre	deflection drilling)	Drilling	Total Cost
20	200m	R550/m	4000	120 days	R2.2 M

The above two phases of drilling will be sufficient to upgrade the resource and allow the project to be recommended for a pre-feasibility level.

Item 22 (e) Declaration by QP with Respect to the Project Warranting Further Work

It is recommended that additional infill drilling need to be done for both the Merensky Reef and UG2 reefs. It is further recommend that Pre-feasibility work be continue while drilling program advances.

ITEM 23: REFERENCES

Assibey-Bonsu W. and Krige D.G (1999). Use of Direct and Indirect Distributions of Selective Mining Units for estimation of Recoverable Resources/Reserves for new Mining Projects. Proc. APCOM 1999, Colorado, USA.

Leeb-Du Toit, A (1986). The Impala Platinum Mines. Mineral Deposits of South Africa, Volume 2, pp 1091 – 1106. Edited by Anhaeusser, CR and Maske, S.

Siepker, EH and Muller CJ (2004). Elandsfontein 102 JQ. Geological assessment and resource estimation. Prepared by Global Geo Services (Pty) Ltd for PTM RSA (Pty) Ltd ..

Wagner, PA (1926). The preliminary report on the platinum deposits in the southeastern portion of the Rustenburg district, Transvaal. Mem. Geol.Surv.S Afr., 24, 37pp.

ITEM 24: DATE

The date of this report is 28 March 2006.

CJ Muller

BSc (Hons) Pr. Sc. Nat.

ITEM 25: ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES

Nil to report

ITEM 26: ILLUSTRATIONS [start on next page]

Diagram 1:BUSVELD IGNEOUS COMPLEX SETTING

Active mine
PGM Deposit
PTM Active Project
Rustenberg Suite
and associated rocks
Rooiberg Group
Granitics
LOCATION MAP
Republic of
South Africa
Northern
Limb
Western
Limb
Eastern
Limb
HWY N1
Polokwane
Mokopane
Pretoria
Johannesburg
NONNENWERTH
TWEESPALK
DRENTHE
PPRUST
TURFSPRUIT
WAR SPRINGS
GRASS VALLEY
LEBOWA
MESSINA
GA-PHASHA
TWICKENHAM
MARULA
MODIKWA
KENNEDY'S VALE
TWO RIVERS
EVEREST SOUTH
BOOYSENDAL
DER BROCHEN
BLUE RIDGE
SHEBA'S RIDGE
AMANDELBULT
NORTHAM
UNION
ONDERSTEPOORT
STYLDRIFT
ELANDSFONTEIN
BRPM
IMPALA
CROCODILE
RIVER
RUSTENBURG
KROONDAL
LONMIN
E & W
PANDORA
100 Km
PTM

WESTERN BUSHVELD JOINT VENTURE

Western Bushveld
Joint Venture
Legend
Sun City
Ledig
Kondoesfontein
Zwartkoppies
Onderstepoort
Zwaarverdiend
Swaarverdien
Elandsfontein
Boshoek
Rhebokhoek
Rhenosterdoring
Hondgeluk
Frischgewaagd
Bierwalkspruit
Majapele
Mahobieskraal
Vsi
Vg
Vcm
Q

Diagram 2: Illustration of the Western Bushveld Joint Venture Location

WESTERN BUSHVELD JOINT VENTURE Diagram 3: Locality of Project 1 and Project

1
Legend
Project_Boundaries
Mine
Project 1 (Elandsfonetin)
Project 2 (Frischgewaagd)
JV_Boundary
Road
Project 2 (Frischgewaagd)
Project 1 (Elandsfonetin)
FRISCHGEWAAGD 96 JQ
Frischgewaagd
Onderstepoort
Elandsfontein
Furrow
Weir
Bonwakgogo
1052
1154
1065
1136
1:30,000
0
1,000
2,000
Meters

LEGEND
PYROXENITE
NORITE
ANORTHESITE
CHROMITITE
8000m
7000m
6000m
5000m
4000m
3000m
2000m
1000m
0m
Magnetite Layers
UPPER ZONE
Gabbro
Olivine Diorite
Anorthesite
Pyroxene Marker
MAIN ZONE
Gabbro
Anorthesite
Norite
Pyroxenite
MERENSKY REEF
Upper Group Chromites
UPPER CRITTICAL ZONE
Anorthesite
Norite
Pyroxene
Middle Group Chromites
Lower Group Chromites
LOWER CRITICAL ZONE
Pyroxenite
Hartzburgite
Dunite
LOWER ZONE
Pyroxenite
Hartzburgite
Dunite
MARGINAL ZONE
Norite
Merensky Reef
UPPER GROUP
UG 2
UG 1
MIDDEL GROUP
MG 4
MG 3
MG 2
MG 1
LOWER GROUP
LG 7
LG 6
& LG 6A
LG 5

Diagram 4a: General Stratigraphy of the Western Bushveld Sequence (BRPM)

BRPM NORTH SHAFT STRATIGRAPHY
Bastard Pyroxenite
Feldspathic pyroxenite - pyroxenite
+ 9 - 14 m
MID 3
Pienk Mottled Anorthosite
MID 2
Leuco-norite
MID 1
Mela-norite – norite
Merensky Pyroxenite
(0.8 – 1.2 m)
Feldspathic pyroxenite (Hanging wall)
Merensky reef
0
(0.03 - 0.05 m)
Mottled anorthosite
FW 1
(1.5 – 3 m)
Banded leuco-norite - norite
Norite with corona textures
(pyroxene - feldspar)
FW 2
(0.3 – 0.5 m)
Pienk Mottled Anorthosite – Pyroxene bound FW 2 – FW 3 intersection
- 4 m
FW 3
Norite with corona textures (pyroxene - feldspar) grading to Leuco-norite
FW 4
(0.5 – 1 m)
Pienk Mottled Anorthosite
- 7 - 9 m
FW 5
Banded olivine leuco-norite to norite
- 12 - 15 m
FW 6
Mottled anorthosite with pegmatoidal pyroxenite boulders. Bottom Chrome Stringer (BBB) and banded Leuco-norite - Norite
- 20 - 23 m
FW 7
Banded Leuco-norite grading to banded Norite
Olivine Platy Marker

Diagram 4b: Detailed Bastard, Merensky and Footwall Stratigraphy on BRPM.

WESTERN BUSHVELD JOINT VENTURE   Diagram 5: Drill Hole Locations

1
Legend
Drilled_Boreholes
Elands_Boreholes
JV_Boundary
Farm_Portions
Road
Faulting_28Nov05
Flt_Type
Dyke
Estimate
Regional
Small
Syncline
Western_BIC_Major_Faulting
Projected_Structural_Contour_mbs
Merensky_Reef_Outcrop
Inferred_MR_Outcrop
Frischgewaagd
Mimosa
Onderstepoort
Elandsfontein
1:25,000
0
1,000
2,000
Meters

WESTERN BUSHVELD JOINT VENTURE Diagram 6a: Merensky Reef Structure.

1
Legend
Drilled_Boreholes
Elands_Boreholes
JV_Boundary
Farm_Portions
Road
Merensky_Reef_Outcrop
Inferred_MR_Outcrop
Merensky_Reef_Dykes
Merensky_Reef_Faults
Frischgewaagd
Frischgewaagd
Frischgewaagd
Frischgewaagd
Frischgewaagd
Elandsfontein
Elandsfontein
Elandsfontein
Elandsfontein
Onderstepoort
1:20,000
0
1,000
2,000
Meters

WESTERN BUSHVELD JOINT VENTURE     Diagram 6b: UG2 Reef Structure.

1
Legend
Drilled_Boreholes
Elands_Boreholes
JV_Boundary
Farm_Portions
Road
Merensky_Reef_Outcrop
Inferred_MR_Outcrop
UG2_Dykes
UG2_Faults
Frischgewaagd
Frischgewaagd
Frischgewaagd
Frischgewaagd
Frischgewaagd
Elandsfontein
Elandsfontein
Elandsfontein
Elandsfontein
Onderstepoort
1:20,000
0
1,000
2,000
Meters

WESTERN BUSHVELD JOINT VENTURE     Diagram 7a: Merensky Reef Mining Blocks.

1
Legend
Drilled_Boreholes
Elands_Boreholes
JV_Boundary
Farm_Portions
Road
Merensky_Reef_Outcrop
Inferred_MR_Outcrop
Frischgewaagd
Frischgewaagd
Frischgewaagd
Frischgewaagd
Mimosa
Mimosa
Mimosa
Mimosa
Mimosa
Onderstepoort
Onderstepoort
Onderstepoort
Elandsfontein
Elandsfontein
Elandsfontein
Elandsfontein
Elandsfontein
1:30,000
0
1,000
2,000
Meters

WESTERN BUSHVELD JOINT VENTURE    Diagram 7b: UG2 Reef Mining Blocks.

1
Legend
Drilled_Boreholes
Elands_Boreholes
JV_Boundary
Farm_Portions
Road
Merensky_Reef_Outcrop
Inferred_MR_Outcrop
Mimosa
Frischgewaagd
Frischgewaagd
Frischgewaagd
Frischgewaagd
Frischgewaagd
Onderstepoort
Onderstepoort
Elandsfontein
Elandsfontein
Elandsfontein
Elandsfontein
Elandsfontein
1:25,000
0
1,000
2,000
Meters

Diagram 11

Diagram 11

PTM WBJV
Merensky Reef facies
Scale 1:30000
N
Merensky Reef facies
CR facies
FPP facies
4000.0 E
5000.0 E
6000.0 E
7000.0 E
8000.0 E
9000.0 E
10000.0 E
11000.0 E
12000.0 E
-2810000.0 N
-2811000.0 N
-2812000.0 N
-2813000.0 N
-2814000.0 N
-2815000.0 N
WBJV074
WBJV009
WBJV072
WBJV070
WBJV073
WBJV055
WBJV081
WBJV071
WBJV061
WBJV067
WBJV028
WBJV020
WBJV066
WBJV079
WBJV078
WBJV063
WBJV060
WBJV038
WBJV085
WBJV050
WBJV048
WBJV049
WBJV002
WBJV001
WBJV003
WBJV035
WBJV045
WBJV036
WBJV046
WBJV042
WBJV043
WBJV044
WBJV030
WBJV034
WBJV015
WBJV019
WBJV011
WBJV041
WBJV023
WBJV040
WBJV013
WBJV032
WBJV016
WBJV037
WBJV004
WBJV010
WBJV047
WBJV014
WBJV024
WBJV051
WBJV022
WBJV026
WBJV068
WBJV033
WBJV027
WBJV021
WBJV077
WBJV076
WBJV075

Diagram 12

PTM WBJV
UG2 Domains
Scale 1:30000
N
UG2 Domains
Domain 1
Domain 2
Domain 3
Domain 4
Domain 5
Domain 6
4000.0 E
5000.0 E
6000.0 E
7000.0 E
8000.0 E
9000.0 E
10000.0 E
11000.0 E
12000.0 E
-2810000.0 N
-2811000.0 N
-2812000.0 N
-2813000.0 N
-2814000.0 N
-2815000.0 N
WBJV074
WBJV009
WBJV072
WBJV070
WBJV073
WBJV055
WBJV081
WBJV059
WBJV067
WBJV061
WBJV071
WBJV028
WBJV085
WBJV020
WBJV064
WBJV050
WBJV080
WBJV066
WBJV084
WBJV079
WBJV083
WBJV038
WBJV048
WBJV049
WBJV089
WBJV078
WBJV090
WBJV001
WBJV003
WBJV063
WBJV060
WBJV002
WBJV035
WBJV045
WBJV036
WBJV005
WBJV042
WBJV043
WBJV046
WBJV019
WBJV029
WBJV034
WBJV030
WBJV044
WBJV015
WBJV006
WBJV041
WBJV011
WBJV022
WBJV013
WBJV040
WBJV058
WBJV032
WBJV016
WBJV004
WBJV010
WBJV037
WBJV054
WBJV062
WBJV047
WBJV014
WBJV024
WBJV018
WBJV068
WBJV051
WBJV017
WBJV026
WBJV033
WBJV027
WBJV021
WBJV077
WBJV076
WBJV075

Diagram 13

WBJV
FPP
30000
N
4000.0 E
5000.0 E
6000.0 E
7000.0 E
8000.0 E
9000.0 E
10000.0 E
11000.0 E
12000.0 E
2810000.0 N
2811000.0 N
2812000.0 N
2813000.0 N
2814000.0 N
2815000.0 N
37.3400
100300
300845
8451114
11144383
13834652
16524921
19212191

Diagram 14

PM WBJV
FPP FACS
S 30000
N
4000.0 E
5000.0 E
6000.0 E
7000.0 E
8000.0 E
9000.0 E
10000.0 E
11000.0 E
12000.0 E
2810000.0 N
2811000.0 N
2812000.0 N
2813000.0 N
2814000.0 N
2815000.0 N
100.71 07.87
107.87 115.04
115.04 122.21
122.21 129.37
129.37 136.54
136.54 143.71
143.71 150.88
150.88 158.15

Diagram 15

PIM WBJV
FPP FACS 3PGE+Au
Scl 30000
N
4000.0 E
5000.0 E
6000.0 E
7000.0 E
8000.0 E
9000.0 E
10000.0 E
11000.0 E
12000.0 E
2810000.0 N
2811000.0 N
2812000.0 N
2813000.0 N
2814000.0 N
2815000.0 N
0.314
13
34
46
56
78
89
913.96

Diagram 16

PTM WBJV
CR FACIES 3PGE+ Au CONTENT
Scale 1:30000
N
4000.0 E
5000.0 E
6000.0 E
7000.0 E
8000.0 E
9000.0 E
10000.0 E
11000.0 E
12000.0 E
-2810000.0 N
-2811000.0 N
-2812000.0 N
-2813000.0 N
-2814000.0 N
-2815000.0 N
CR cmgt
37.84-136.48
136.48-235.11
235.11-333.75
333.75-432.38
432.38-531.02
531.02-629.65
629.65-728.29
728.29-827.02

Diagram 17

PM WBJV
N
4000.0 E
5000.0 E
6000.0 E
7000.0 E
8000.0 E
9000.0 E
10000.0 E
11000.0 E
12000.0 E
2810000.0 N
2811000.0 N
2812000.0 N
2813000.0 N
2814000.0 N
2815000.0 N
100.7107.87
107.87415.04
115.04422.21
122.21429.37
129.37436.54
136.54443.71
143.71450.88
150.88458.15

Diagram 18

PM WBJV
G FACIES 3PGE+Au g
Scal 30000
N
4000.0 E
5000.0 E
6000.0 E
7000.0 E
11000.0 E
12000.0 E
2810000.0 N
2811000.0 N
2812000.0 N
2813000.0 N
2814000.0 N
2815000.0 N
6000.0 E
7000.0 E
8000.0 E
9000.0 E
10000.0 E
11000.0 E
12000.0 E
0.371.3
1.32.23
2.233.16
3.164.09
4.096.02
5.026.95
5.956.88
6.887.91

Diagram 19

PM WBJV
UG2 3PGE+Au
30000
N
UG2 MGT
26.37137.24
137.24248.11
248.11358.99
358.99469.86
469.86580.74
580.74691.61
691.61802.49
802.49913.46
4000.0 E
5000.0 E
6000.0 E
7000.0 E
8000.0 E
9000.0 E
10000.0 E
11000.0 E
12000.0 E
2810000.0 N
2811000.0 N
2812000.0 N
2813000.0 N
2814000.0 N
2815000.0 N

Diagram 20

PTM WBJV
UG2 ØV ∯n
Sø 30000
N
4000.0 E
5000.0 E
6000.0 E
7000.0 E
11000.0 E
12000.0 E
2810000.0 N
2811000.0 N
2812000.0 N
2813000.0 N
2814000.0 N
2815000.0 N
6000.0 E
7000.0 E
8000.0 E
9000.0 E
10000.0 E
11000.0 E
12000.0 E
UG2 ØV ∯n
98.8412.92
112.92127.04
127.04141.16
141.16155.28
155.28169.4
169.4183.52
183.52197.64
197.64211.86

Diagram 22

PM WBJV Pp
MR Res
Sel 25000
N
5000.0 E
6000.0 E
7000.0 E
8000.0 E
9000.0 E
10000.0 E
11000.0 E
2811000.0 N
2812000.0 N
2813000.0 N
2814000.0 N

Diagram 23

WBJV
UG2
25000
N
5000.0 E
6000.0 E
9000.0 E
10000.0 E
11000.0 E
2811000.0 N
2812000.0 N
2813000.0 N
2814000.0 N
7000.0 E
8000.0 E

Appendix A

TABLE 1A Merensky Reef mineralised intersections.

BHID	FROM(m)	TO(m)	LENGTH	CBA	PT(g/t)	PD(g/t)	RH(g/t)	AU(g/t)	4E(g/t)	REEF	VALID
ELF 16			1.00	15					0.11	MR	PASS
ELF 18			2.11	15					5.65	MR	PASS
ELF 19			1.00	15					0.14	MR	PASS
ELF 22			2.83	15					6.15	MR	PASS
ELF 24			1.81	15					7.41	MR	PASS
ELF 27			1.00	15					0.09	MR	PASS
ELF17			1.41	15					0.88	MR	PASS
ELN01_D0	491.05	491.58	0.53	15					15.24	MR	PASS
ELN01_D3	490.73	491.58	0.85	15					15.33	MR	PASS
ELN06_D2	396.31	397.77	1.46	15					7.24	MR	PASS
ELN12_D0	334.38	334.81	0.43	15					4.69	MR	PASS
ELN12_D1	334.71	336.74	2.03	15					7.93	MR	PASS
ELN12_D2	335.61	337.75	2.14	15					11.51	MR	PASS
ELN15_D0	430.97	431.24	0.27	15					0.58	MR	PASS
FG02_D0	519.33	521.79	2.46	15					13.57	MR	PASS
FG02_D2	519.50	522	2.50	15					18.69	MR	PASS
FG29_D0	466.93	468.1	1.17	15					2.69	MR	PASS
FG29_D1	467.63	469.4	1.77	15					2.10	MR	PASS
FG30_D0	504.98	506	1.02	15					4.81	MR	PASS
FG30_D0	558.78	559.67	0.89	15					3.55	MR	PASS
FG30_D1	558.69	559.65	0.96	15					3.77	MR	PASS
FG30_D3	505.00	505.6	0.60	15					13.08	MR	PASS
FG31_D0	335.25	336.5	1.25	15	4.69	2.15	0.22	0.55	7.61	MR	PASS
FG33_D0	393.84	395.16	1.32	15					3.55	MR	PASS
FG33_D6	395.82	396.42	0.60	15					7.60	MR	PASS
FG34_D7	890.10	892.38	2.28	15	4.11	1.79	0.30	0.33	6.25	MR	PASS
FG34_D9	889.67	891.64	1.97	15	9.56	2.88	0.97	0.10	13.50	MR	PASS
WBJV001D0	447.60	448.65	1.05	15	2.74	1.26	0.17	0.16	4.33	MR	PASS
WBJV001D2	27.94	28.93	0.99	15	3.09	1.41	0.19	0.28	4.96	MR	PASS
WBJV002D0	464.62	465.91	1.29	15	3.38	1.66	0.21	0.36	5.61	MR	PASS
WBJV002D1	14.63	16.15	1.52	15	1.72	0.98	0.12	0.18	3.00	MR	PASS
WBJV006D0	459.98	460.98	1.00	15	10.05	4.53	0.58	0.45	15.61	MR	PASS
WBJV006D1	96.69	97.69	1.00	15	9.52	4.95	0.55	0.74	15.76	MR	PASS
WBJV008D0	243.00	244.23	1.23	15	1.23	0.58	0.09	0.11	2.00	MR	PASS
WBJV008D1	19.48	20.52	1.04	15	0.49	0.28	0.01	0.10	0.88	MR	PASS
WBJV009D1	23.99	25.07	1.08	15	0.90	0.47	0.02	0.03	1.41	MR	PASS
WBJV009D3	26.70	27.7	1.00	15	0.14	0.01	0.01	0.01	0.18	MR	PASS
WBJV010D1	51.42	52.43	1.01	15	1.37	0.57	0.22	0.01	2.18	MR	PASS
WBJV012D0	64.16	65.22	1.06	15	0.32	0.12	0.04	0.01	0.50	MR	PASS
WBJV014D1	37.82	38.82	1.00	15	0.29	0.14	0.04	0.01	0.48	MR	PASS

WBJV015D0	389.67	390.73	1.06	15	6.29	2.29	0.28	0.37	9.23	MR	PASS
WBJV015D1	31.76	33.22	1.46	15	2.94	1.24	0.14	0.19	4.51	MR	PASS
WBJV016D0	117.60	118.73	1.13	15	0.64	0.36	0.03	0.12	1.15	MR	PASS
WBJV016D1	27.12	28.2	1.08	15	0.30	0.14	0.02	0.09	0.55	MR	PASS
WBJV017D0	77.15	78.15	1.00	15	0.04	0.02	0.01	0.01	0.08	MR	PASS
WBJV017D1	16.65	17.65	1.00	15	0.04	0.02	0.01	0.01	0.08	MR	PASS
WBJV018D1	30.95	32.12	1.17	15	5.87	2.61	0.21	0.58	9.27	MR	PASS
WBJV022D0	81.16	82.16	1.00	15	0.17	0.08	0.03	0.01	0.28	MR	PASS
WBJV022D1	22.08	23.21	1.13	15	0.05	0.06	0.02	0.01	0.13	MR	PASS
WBJV022D2	11.50	12.54	1.04	15	0.06	0.03	0.01	0.01	0.12	MR	PASS
WBJV025D0	113.63	114.9	1.27	15	0.28	0.19	0.02	0.03	0.52	MR	PASS
WBJV025D1	33.36	34.46	1.10	15	0.35	0.24	0.01	0.04	0.65	MR	PASS
WBJV026D0	61.36	62.56	1.20	15	0.18	0.24	0.03	0.14	0.59	MR	PASS
WBJV026D1	11.51	12.51	1.00	15	0.98	0.24	0.03	0.11	1.36	MR	PASS
WBJV029D1	56.01	57.58	1.57	15	3.71	2.22	0.26	0.40	6.58	MR	PASS
WBJV030D0	475.89	477.12	1.23	15	4.98	2.06	0.27	0.43	7.74	MR	PASS
WBJV030D1	21.03	22.21	1.18	15	3.21	1.57	0.15	0.34	5.26	MR	PASS
WBJV030D2	27.77	28.81	1.04	15	0.09	0.04	0.01	0.09	0.23	MR	PASS
WBJV033D0	338.61	339.8	1.19	15	1.98	0.99	0.10	0.29	3.36	MR	PASS
WBJV033D1	19.42	20.41	0.99	15	3.02	1.05	0.17	0.22	4.46	MR	PASS
WBJV033D2	24.31	25.67	1.36	15	1.38	0.62	0.08	0.11	2.20	MR	PASS
WBJV039D0	124.06	125.06	1.00	15	0.33	0.13	0.05	0.01	0.52	MR	PASS
WBJV040D0	384.84	385.84	1.00	15	0.02	0.02	0.01	0.03	0.08	MR	PASS
WBJV040D1	14.74	15.97	1.23	15	1.55	0.77	0.07	0.27	2.65	MR	PASS
WBJV042D0	503.38	504.45	1.07	15	7.78	2.96	0.37	0.74	11.85	MR	PASS
WBJV042D1	7.74	8.89	1.15	15	3.54	1.75	0.21	0.45	5.95	MR	PASS
WBJV042D2	14.80	15.84	1.04	15	4.80	2.34	0.27	0.45	7.87	MR	PASS
WBJV043D0	529.37	530.76	1.39	15	4.78	1.78	0.23	0.36	7.14	MR	PASS
WBJV043D1	14.75	15.74	0.99	15	4.75	1.25	0.13	0.22	6.35	MR	PASS
WBJV043D2	9.65	10.75	1.10	15	4.19	1.56	0.24	0.30	6.28	MR	PASS
WBJV045D1	62.00	63.19	1.19	15	0.01	0.01	0.01	0.01	0.04	MR	PASS
WBJV048D0	423.17	424.37	1.20	15	0.62	0.59	0.06	0.10	1.37	MR	PASS
WBJV048D1	44.36	45.59	1.23	15	5.20	1.88	0.22	0.31	7.62	MR	PASS
WBJV050D0	530.63	531.75	1.12	15	4.42	2.01	0.24	0.30	6.97	MR	PASS
WBJV050D1	35.51	36.93	1.42	15	4.84	2.28	0.27	0.33	7.71	MR	PASS
WBJV053D0	220.50	222.54	2.04	15	7.48	2.39	0.47	0.39	10.73	MR	PASS
WBJV054D0	312.60	313.6	1.00	15	0.01	0.01	0.01	0.02	0.05	MR	PASS
WBJV054D2	27.64	28.67	1.03	15	0.01	0.01	0.01	0.01	0.04	MR	PASS
WBJV056D1	36.30	37.35	1.05	15	0.80	0.59	0.08	0.25	1.72	MR	PASS
WBJV057D0	145.72	146.77	1.05	15	2.90	1.09	0.16	0.13	4.28	MR	PASS
WBJV057D1	55.36	56.43	1.07	15	1.36	0.48	0.09	0.05	1.97	MR	PASS
WBJV058D0	384.49	385.67	1.18	15	4.67	1.63	0.30	0.33	6.92	MR	PASS
WBJV058D1	3.68	4.8	1.12	15	7.22	1.45	0.30	0.29	9.26	MR	PASS
WBJV059D0	184.20	185.2	1.00	15	0.91	0.24	0.13	0.01	1.30	MR	PASS
WBJV059D1	34.15	35.34	1.19	15	0.51	0.24	0.09	0.01	0.85	MR	PASS
WBJV063D0	139.64	140.88	1.24	15	0.05	0.02	0.01	0.01	0.09	MR	PASS
WBJV063D1	19.87	20.87	1.00	15	0.04	0.02	0.01	0.01	0.08	MR	PASS

WBJV064D0	228.76	229.86	1.10	15	0.04	0.02	0.01	0.01	0.08	MR	PASS
WBJV064D1	18.25	19.26	1.01	15	0.12	0.05	0.03	0.01	0.21	MR	PASS
WBJV065D1	8.26	9.61	1.35	15	0.05	0.02	0.01	0.01	0.09	MR	PASS
WBJV066D0	107.96	109.09	1.13	15	0.03	0.02	0.01	0.01	0.08	MR	PASS
WBJV066D1	27.67	28.48	0.81	15	0.01	0.01	0.01	0.01	0.05	MR	PASS
WBJV069D0	199.50	200.93	1.43	15	0.02	0.01	0.01	0.01	0.05	MR	PASS
WBJV072D0	172.38	173.4	1.02	15	0.02	0.01	0.01	0.01	0.05	MR	PASS
WBJV073D0	146.37	147.58	1.21	15	5.13	2.10	0.32	0.38	7.93	MR	PASS
WBJV075D0	87.00	88.1	1.10	15	0.07	0.03	0.01	0.01	0.12	MR	PASS
WBJV076D0	105.15	106.18	1.03	15	0.11	0.06	0.01	0.10	0.29	MR	PASS
WBJV077D0	219.70	220.84	1.14	15	0.18	0.09	0.02	0.02	0.30	MR	PASS
WBJV083D0	143.09	144.13	1.04	15	0.29	0.17	0.04	0.02	0.52	MR	PASS
WBJV083D1	12.71	13.86	1.15	15	0.11	0.05	0.03	0.01	0.20	MR	PASS
WBJV083D1	51.31	53.14	1.83	15	0.42	0.37	0.04	0.01	0.84	MR	PASS
WBJV083D2	18.07	19.11	1.04	15	1.14	0.48	0.08	0.02	1.73	MR	PASS
WBJV084D0	160.64	161.93	1.29	15	3.73	1.35	0.17	0.30	5.54	MR	PASS
WBJV085D0	467.14	468.16	1.02	15	3.35	1.15	0.21	0.20	4.91	MR	PASS
WBJV087D0	192.49	193.59	1.10	15	3.41	1.57	0.21	0.46	5.65	MR	PASS

TABLE 1B UG2 mineralised intersections.

BHID	FROM(m)	TO(m)	LENGTH	CBA	PT(g/t)	PD(g/t)	RH(g/t)	AU(g/t)	4E(g/t)	REEF	VALID
ELF 17			1.00	15					0.28	UG2	PASS
ELF 18			2.13	15					0.07	UG2	PASS
ELF 19			1.00	15					0.07	UG2	PASS
ELF 23			1.00	15					0.09	UG2	PASS
ELF 27			1.00	15					4.49	UG2	PASS
ELN01_D0	541.65	543.48	1.83	15					2.81	UG2	PASS
ELN01_D1	541.25	543.05	1.80	15					2.43	UG2	PASS
ELN01_D2	541.27	542.95	1.68	15					2.71	UG2	PASS
FG02_D0	591.36	593.06	1.70	15					0.20	UG2	PASS
FG02_D1	591.14	592.94	1.80	15					0.79	UG2	PASS
FG07_D0	623.94	625.6	1.66	15					5.84	UG2	PASS
FG07_D1	623.49	625.04	1.55	15					5.72	UG2	PASS
FG29_D0	542.84	543.48	0.64	15					1.99	UG2	PASS
FG34D4			0.47	15	3.93	1.91	0.72	0.05	6.61	UG2	PASS
FG34D5			0.74	15	4.10	2.62	0.76	0.09	7.57	UG2	PASS
WBJV001D0	473.2	475.6	2.40	15	0.50	0.17	0.10	0.00	0.77	UG2	PASS
WBJV001D1	25.29	27.82	2.53	15	0.30	0.11	0.08	0.00	0.49	UG2	PASS
WBJV001D2	53.52	55.45	1.93	15	0.51	0.18	0.10	0.00	0.78	UG2	PASS
WBJV002D0	555.92	557.62	1.70	15	2.03	0.73	0.26	0.01	3.03	UG2	PASS
WBJV002D1	105.11	106.11	1.00	15	2.12	0.75	0.27	0.01	3.15	UG2	PASS
WBJV002D2	16.67	17.86	1.19	15	2.22	0.73	0.28	0.01	3.23	UG2	PASS
WBJV003D0	536.61	537.68	1.07	15	2.51	0.84	0.31	0.02	3.68	UG2	PASS
WBJV003D1	83.1	84.58	1.48	15	1.97	1.16	0.25	0.03	3.42	UG2	PASS
WBJV003D2	186.26	187.32	1.06	15	0.38	0.12	0.08	0.00	0.58	UG2	PASS
WBJV005D0	483.89	485.66	1.77	15	0.51	0.19	0.10	0.00	0.80	UG2	PASS
WBJV007D0	255.66	256.78	1.12	15	2.23	0.65	0.22	0.03	3.12	UG2	PASS
WBJV008D0	324.14	325.32	1.18	15	0.60	0.25	0.11	0.01	0.96	UG2	PASS
WBJV008D1	102.36	103.51	1.15	15	1.54	0.62	0.19	0.01	2.37	UG2	PASS
WBJV009D0	279.72	281.14	1.42	15	0.38	0.09	0.08	0.01	0.56	UG2	PASS
WBJV009D3	46.14	47.5	1.36	15	0.62	0.18	0.13	0.01	0.94	UG2	PASS
WBJV010D1	84.5	86.46	1.96	15	0.50	0.24	0.11	0.02	0.87	UG2	PASS
WBJV012D0	69.85	70.97	1.12	15	0.12	0.05	0.02	0.01	0.20	UG2	PASS
WBJV013D0	471.99	475.2	3.21	15	0.43	0.16	0.11	0.01	0.70	UG2	PASS
WBJV013D1	124.12	125.22	1.10	15	0.26	0.07	0.06	0.01	0.41	UG2	PASS
WBJV014D0	247.35	248.36	1.01	15	0.32	0.10	0.08	0.01	0.51	UG2	PASS
WBJV014D1	47.17	48.17	1.00	15	0.17	0.05	0.03	0.01	0.26	UG2	PASS
WBJV015D0	433.97	435.62	1.65	15	2.42	0.97	0.34	0.03	3.76	UG2	PASS
WBJV015D1	77.13	78.31	1.18	15	2.98	0.98	0.36	0.02	4.33	UG2	PASS
WBJV016D0	133.01	134.18	1.17	15	2.85	1.05	0.36	0.03	4.29	UG2	PASS
WBJV016D1	41.94	43.3	1.36	15	2.19	0.57	0.29	0.02	3.07	UG2	PASS
WBJV018D0	243.35	244.96	1.61	15	2.76	1.36	0.39	0.03	4.55	UG2	PASS
WBJV018D1	45.2	46.42	1.22	15	1.70	0.71	0.27	0.02	2.69	UG2	PASS
WBJV020D0	96.34	97.53	1.19	15	0.55	0.04	0.10	0.01	0.70	UG2	PASS

WBJV020D1	26.5	27.63	1.13	15	1.29	0.12	0.28	0.01	1.71	UG2	PASS
WBJV021D0	280.54	281.65	1.11	15	4.00	1.74	0.43	0.05	6.22	UG2	PASS
WBJV021D1	89.85	90.85	1.00	15	2.13	0.74	0.26	0.03	3.15	UG2	PASS
WBJV022D0	99.13	100.95	1.82	15	0.14	0.06	0.04	0.01	0.25	UG2	PASS
WBJV022D1	38.26	39.42	1.16	15	0.32	0.11	0.08	0.01	0.51	UG2	PASS
WBJV022D2	28.59	29.59	1.00	15	0.15	0.17	0.04	0.01	0.37	UG2	PASS
WBJV023D0	201.75	204.5	2.75	15	1.86	0.62	0.28	0.02	2.78	UG2	PASS
WBJV024D0	282.96	283.96	1.00	15	0.72	0.40	0.09	0.02	1.23	UG2	PASS
WBJV024D1	63	64	1.00	15	0.92	0.53	0.09	0.03	1.57	UG2	PASS
WBJV025D0	121.48	123.17	1.69	15	2.75	0.85	0.33	0.02	3.95	UG2	PASS
WBJV025D1	40.2	42.68	2.48	15	3.40	2.62	0.37	0.08	6.47	UG2	PASS
WBJV026D0	70.03	71.03	1.00	15	0.27	0.20	0.03	0.02	0.52	UG2	PASS
WBJV026D1	19.7	20.7	1.00	15	0.32	0.12	0.03	0.01	0.48	UG2	PASS
WBJV027D1	58.03	59.03	1.00	15	0.21	0.08	0.05	0.01	0.36	UG2	PASS
WBJV027D2	99.33	100.35	1.02	15	0.29	0.10	0.05	0.01	0.46	UG2	PASS
WBJV028D0	221.91	224.65	2.74	15	3.09	1.58	0.37	0.05	5.09	UG2	PASS
WBJV028D1	71.64	74.21	2.57	15	4.37	2.45	0.38	0.07	7.27	UG2	PASS
WBJV030D0	516.56	517.65	1.09	15	0.60	0.21	0.03	0.02	0.86	UG2	PASS
WBJV032D0	360.95	362.11	1.16	15	2.76	1.87	0.32	0.45	5.39	UG2	PASS
WBJV032D1	113.25	114.45	1.20	15	3.56	1.26	0.42	0.02	5.27	UG2	PASS
WBJV033D1	55.5	56.54	1.04	15	0.81	0.26	0.04	0.01	1.13	UG2	PASS
WBJV033D2	59.43	60.42	0.99	15	0.96	0.59	0.12	0.01	1.68	UG2	PASS
WBJV035D0	517.04	519.11	2.07	15	1.00	0.22	0.14	0.01	1.37	UG2	PASS
WBJV037D0	46.06	47.06	1.00	15	2.86	1.15	0.35	0.05	4.41	UG2	PASS
WBJV039D0	136.99	137.99	1.00	15	0.47	0.13	0.06	0.01	0.68	UG2	PASS
WBJV040D0	433.12	434.14	1.02	15	0.03	0.02	0.01	0.01	0.07	UG2	PASS
WBJV040D1	61.75	62.75	1.00	15	0.19	0.10	0.05	0.01	0.35	UG2	PASS
WBJV041D0	537.7	539.14	1.44	15	0.02	0.02	0.01	0.01	0.06	UG2	PASS
WBJV041D1	60.37	61.58	1.21	15	0.06	0.01	0.01	0.01	0.09	UG2	PASS
WBJV042D0	524.54	525.54	1.00	15	2.37	0.80	0.30	0.01	3.48	UG2	PASS
WBJV042D1	29.15	30.14	0.99	15	2.43	1.53	0.29	0.09	4.34	UG2	PASS
WBJV043D0	574.5	575.5	1.00	15	0.65	0.28	0.07	0.01	1.01	UG2	PASS
WBJV043D1	63.93	65.18	1.25	15	0.48	0.43	0.11	0.01	1.03	UG2	PASS
WBJV044D0	500.47	503.45	2.98	15	0.52	0.20	0.13	0.01	0.87	UG2	PASS
WBJV044D1	30.16	33.25	3.09	15	0.46	0.31	0.08	0.01	0.86	UG2	PASS
WBJV045D0	573.68	575.41	1.73	15	3.16	1.45	0.48	0.01	5.11	UG2	PASS
WBJV045D1	73.67	74.94	1.27	15	2.92	1.13	0.41	0.01	4.47	UG2	PASS
WBJV046D0	544.48	545.78	1.30	15	2.71	1.05	0.32	0.02	4.10	UG2	PASS
WBJV046D1	64.41	65.75	1.34	15	3.02	1.38	0.44	0.06	4.90	UG2	PASS
WBJV048D0	478.21	479.94	1.73	15	2.06	0.40	0.36	0.01	2.83	UG2	PASS
WBJV048D1	97.3	98.4	1.10	15	2.98	1.39	0.41	0.04	4.82	UG2	PASS
WBJV049D0	550.64	551.85	1.21	15	0.23	0.07	0.06	0.01	0.36	UG2	PASS
WBJV050D0	591.47	592.67	1.20	15	3.30	1.41	0.55	0.04	5.30	UG2	PASS
WBJV050D1	96.56	97.67	1.11	15	3.17	1.58	0.50	0.05	5.30	UG2	PASS
WBJV052D0	190.63	191.72	1.09	15	0.60	0.20	0.05	0.01	0.86	UG2	PASS
WBJV053D0	249.17	250.26	1.09	15	0.31	0.02	0.05	0.01	0.40	UG2	PASS
WBJV053D1	45.9	46.9	1.00	15	0.25	0.10	0.07	0.01	0.43	UG2	PASS

WBJV053D2	53.49	54.71	1.22	15	0.36	0.30	0.09	0.02	0.77	UG2	PASS
WBJV054D0	337.4	338.47	1.07	15	0.98	0.34	0.13	0.02	1.46	UG2	PASS
WBJV054D1	17.38	18.5	1.12	15	1.40	0.63	0.21	0.02	2.26	UG2	PASS
WBJV055D0	218.88	220.26	1.38	15	0.45	0.07	0.11	0.01	0.64	UG2	PASS
WBJV055D1	28.85	30	1.15	15	0.49	0.05	0.13	0.01	0.69	UG2	PASS
WBJV056D0	286.33	287.87	1.54	15	3.29	2.37	0.40	0.03	6.09	UG2	PASS
WBJV056D1	92.59	93.82	1.23	15	1.80	0.56	0.30	0.01	2.67	UG2	PASS
WBJV057D0	162.18	163.28	1.10	15	0.78	0.38	0.17	0.01	1.33	UG2	PASS
WBJV057D1	71.7	72.8	1.10	15	0.87	0.29	0.13	0.01	1.30	UG2	PASS
WBJV058D0	418.03	419.11	1.08	15	0.22	0.10	0.07	0.01	0.40	UG2	PASS
WBJV058D1	37.95	39.12	1.17	15	0.35	0.13	0.11	0.01	0.60	UG2	PASS
WBJV059D0	200.62	203.22	2.60	15	0.46	0.13	0.14	0.01	0.74	UG2	PASS
WBJV060D0	248.46	249.78	1.32	15	2.30	0.82	0.38	0.02	3.51	UG2	PASS
WBJV060D1	49.37	51.72	2.35	15	3.17	1.06	0.45	0.03	4.70	UG2	PASS
WBJV061D1	78.78	80.14	1.36	15	0.60	0.06	0.15	0.01	0.83	UG2	PASS
WBJV064D1	33.84	35.79	1.95	15	0.53	0.13	0.10	0.01	0.77	UG2	PASS
WBJV065D1	31.19	32.37	1.18	15	0.07	0.03	0.02	0.01	0.13	UG2	PASS
WBJV067D0	375.25	378.34	3.09	15	3.46	1.36	0.50	0.02	5.34	UG2	PASS
WBJV068D0	267.45	268.51	1.06	15	1.97	0.92	0.36	0.02	3.26	UG2	PASS
WBJV068D1	26.38	27.74	1.36	15	2.73	1.00	0.44	0.01	4.19	UG2	PASS
WBJV071D0	56.5	58.64	2.14	15	0.41	0.13	0.10	0.01	0.64	UG2	PASS
WBJV071D1	27.81	28.93	1.12	15	0.37	0.30	0.12	0.01	0.81	UG2	PASS
WBJV073D0	159.02	160.17	1.15	15	2.97	1.32	0.52	0.03	4.85	UG2	PASS
WBJV074D0	530.44	531.5	1.06	15	0.13	0.03	0.06	0.01	0.23	UG2	PASS
WBJV078D0	72.25	73.66	1.41	15	0.36	0.25	0.08	0.01	0.70	UG2	PASS
WBJV083D0	178.15	182.37	4.22	15	0.50	0.43	0.10	0.01	1.04	UG2	PASS
WBJV083D2	53.15	54.49	1.34	15	0.83	0.16	0.13	0.01	1.12	UG2	PASS
WBJV084D1	69.97	71.09	1.12	15	2.92	0.98	0.38	0.03	4.31	UG2	PASS
WBJV085D0	508.65	510.16	1.51	15	2.75	0.86	0.33	0.01	3.95	UG2	PASS
WBJV086D0	202.94	204.35	1.41	15	0.47	0.24	0.14	0.01	0.86	UG2	PASS

APPENDIX B – QA&QC 2SD Plots

CDN-PGMS-5

GRAPH 1

CDN-PGMS-6

GRAPH 2

CDN-PGMS-7

GRAPH 3

CDN-PGMS-11

GRAPH 4

AMIS0005

GRAPH 5

AMIS0007

GRAPH 6